                                 C o m m u n i t y
          Growing with the Community Since 1858
--------------------------------------------------------------------------------
       S i n c e  1 8 5 8


                                     [PHOTO]



S e l e c t e d  H i g h l i g h t s

       Reported record earnings of $4.02 million or $1.05 per share for the year ending June 30, 2000.

       Announced a definitive agreement May 31, 2000 to acquire Nutmeg Federal Savings and Loan Association of Danbury.

       Introduced our state-of-the-art Internet-based Online Banking service for retail and business customers.

       Developed a new Sweep Investment Service to meet the cash management needs of our business banking customers.

       Opened a special needs branch at Pomperaug Woods, an independent life-care retirement community located in Southbury.

       Launched a strategic marketing initiative to position New Milford Savings Bank as the premier community bank in our market and the first choice for local businesses.



        [MAP SHOWING NEWMIL BANK LOCATIONS AND NUTMEG FEDERAL LOCATIONS]

                       T o O u r
          To Our Shareholders
--------------------------------------------------------------------------------
S h a r e h o l d e r s

                                                   [PHOTO]

DEAR SHAREHOLDER

By any standard that measures a company's overall progress, our 2000 fiscal year was one of the most successful in our 142-year history. Net income was up 32% over last year, to a record of $4.02 million. We made significant gains in market share in both the commercial and retail sectors. We invested in state-of-the-art technology that enabled the introduction of new innovative services and important enhancements in customer service, while improving our ability to manage our business effectively. We also announced plans to expand our franchise into the lucrative Danbury market through the acquisition of Nutmeg Federal.

We handled well the challenges of the year, including the much-anticipated Y2K event, and seized the opportunities - in particular the market opportunities created by a robust economic environment and changes in the competitive landscape.

Perhaps the most significant external event in our marketplace was the acquisition of our primary market competitor by an out-of-state institution. This has presented us with tremendous opportunity to increase market share and to promote our local decision-making and superior customer service - true points of differentiation for customers who are continually having to adjust to consolidation in our industry.

Response in both the commercial and retail segments of our business has been very strong. Our commercial lending group achieved its best year ever and New Milford Savings Bank is now the dominant independent community bank in western Connecticut. Late last Fall, we began an extensive television advertising campaign, supported by an intense new business calling effort, to promote our excellent small business lending capabilities. Our strengths in serving this market are now much better known throughout western Connecticut. We are winning new business daily from people who value the local decision-making and service our institution offers.

During the year, we enhanced our service offerings with the introduction of our Sweep Investment Service to better meet the cash management needs of small business customers. Also, on the retail side, our branch network saw double-digit net deposit growth driven by more competitively priced deposit products and a heightened awareness by the public of the importance of a true community bank. One particularly successful initiative was the introduction of our tiered rate Super Money Market account, which has grown to $23 million in just several months.

Our Generations Gold Family Club has continued to show impressive growth, with more than 3,500 members now enjoying savings on everything from air travel to groceries. The program is supported by more than 600 area business partners, whose discounts on merchandise are now so numerous that we created a special online directory www.shopgengold.com.

Two years ago, we invested in Oracle-based client server technology, which is state-of-the-art in the industry. This investment has enabled us to realize efficiencies in many areas of operation and customer service and bring a number of product innovations to our customers. We streamlined account opening procedures, using the enhanced branch automation system. We also refined many products preparing for full Internet banking - an offering we would not have been able to make without this technology. We introduced our leading edge Online Banking service, which provides customers access to their accounts 24 hours a day, seven days a week. Unlike many others, this is a "real time" system, allowing customers to do their banking via the Internet from

                                               [PHOTO]

                                          [PHOTO]



    our home page, www.newmil.com. The service is growing daily and provides our customers a safe, secure way to manage accounts, check balances, transfer funds and, soon, pay bills. Many enhancements to our on-line capabilities are planned for the coming year.

    For several years, one of our key strategies for enhancing shareholder value has been to grow our institution through acquisition. On May 31, 2000, we announced a definitive agreement to acquire Nutmeg Federal in Danbury. This acquisition will extend our franchise into the attractive Danbury marketplace; add Bethel and Ridgefield, two highly desirable locations; and expand our presence in Fairfield County. We are very excited about the opportunities that this acquisition will bring, and are currently planning for all phases of the integration, which we anticipate will take place early in November.

NewMil Bank
    Serving the Community Since 1858

    Over time, we have conducted market research to determine, among other things, if our 142-year old name - New Milford Savings Bank - accurately reflects the institution of today, with its many expanded banking services, and whether the name is consistent with our vision for the Bank going forward. We have suspected that - while our name has not been a deterrent to developing new business, once given the opportunity to demonstrate our capabilities - customers unfamiliar with the Bank did not think of us first for commercial banking services. We also believed that the name was potentially limiting, given our expanded geographic reach.

    The research validated our views and confirmed that, especially among non-customers in the business community, many believed our primary focus to be in the area of retail and mortgage banking - traditional "savings bank" services. There was, in fact, a disconnect between what we were actually offering in the marketplace and what our name communicated about us. As a result, our Board of Directors and management recently announced a new name for our 142-year institution. NewMil Bank... rooted in our 142-year heritage and aligned more closely to the identity of our holding company, NewMil Bancorp, but projecting the image of a contemporary, full-service banking company and positioning us well for the future. NewMil Bank will be the household and business banking name of choice in western Connecticut.

    We believe that we are strongly positioned to continue to improve our market share and, in turn, the value of our franchise. We have a clearly defined vision of our future, with a strong sense of optimism and the highest recognition of our primary responsibility to our shareholders.

    On behalf of the entire Board of Directors of NewMil Bancorp, we wish to acknowledge the efforts of our valued employees, and thank you for your continued confidence and support.


    /s/ Francis J. Wiatr

    Francis J. Wiatr
    Chairman, President and CEO

                              H i g h l i g h t s
          Highlights of the Year
--------------------------------------------------------------------------------
    2 0 0 0


                                                       [GRAPHIC]



    Building on our 142-year history as western Connecticut's premier community bank, we successfully expanded our array of services and undertook a number of exciting initiatives in 2000.

ONLINE BANKING

    In May, we introduced our state-of-the-art Online Banking service. With Online Banking, our customers can obtain balance information, verify payment of checks, move funds, reconcile bank accounts and, soon, pay bills - all in a safe, secure and dynamic online environment. Since its introduction, Online Banking has been enthusiastically received by our retail and business customers and should serve to strengthen our existing relationships and attract new customers.

BUSINESS BANKING

    During the year, we enhanced our efforts in the business banking sector, with renewed emphasis on serving the needs of small and medium sized businesses. The robust economic environment contributed to our success in this area, and to that of our customers. We blended our individualized personal attention with an innovative array of products and services designed to meet the specialized needs of our small business customers. For example, we introduced a series of competitively priced checking accounts and created our Sweep Investment Service, which provides commercial checking customers attractive rates on excess funds that are swept daily into a tiered-rate Repurchase Agreement.

    Our Bank is now recognized as the institution of choice for small businesses that seek a committed financial partner.


                                    [PHOTO]

                                            [PHOTO]


RETAIL BANKING

    Our Retail Banking Group continued to focus on building valuable customer relationships by providing a broad range of products and services coupled with superior customer service.

    Our supermarket branch office in the Grand Union Company's superstore in Southbury continues to surpass our deposit projections since its opening three years ago, and has attracted both personal and business customer relationships. The convenience of seven-day-a-week banking has been particularly attractive to busy consumers. As of June 30, the branch had nearly $20 million on deposit.

    In April, the Bank opened a special needs branch at Pomperaug Woods, an independent life-care retirement community located in Southbury. The branch, which is open three hours per week and is staffed by employees of our Southbury branch office, is an efficient and practical way to provide a much needed service to an attractive market segment.

    Our Generations Gold Club checking accounts continued to attract customer attention with a variety of money saving benefits. This value-added approach to consumer banking has proven to be extremely popular with our customers, and with 600 plus merchants participating in the program, it has become one of our most successful products.

    Our Mortgage Lending Team, with many innovative products, continued to build relationships with local realtors and builders, and helped many individual borrowers realize their dreams. New product development, aggressive marketing and competitive pricing also helped fuel demand for home equity lines of credit among current and new customers.

CUSTOMER SERVICE

    New Milford Savings Bank's 142-year tradition of customer service is a great source of pride for each of our employees. During 2000, we continued to invest in the development of our employees and to ensure that our staff is well equipped to serve our customers knowledgeably and efficiently. Our business customers also appreciate the same superior customer service illustrated by our flexibility, quick response to credit requests, and ability to structure customized commercial loans and mortgage to meet their individual needs.

   F i n a n c i a l
      Financial Information
--------------------------------------------------------------------------------
 I n f o r m a t i o n



 6    Quarterly Financial Data

 7    Selected Consolidated Financial Data

 8    Management's Discussion and Analysis

17    Report of Independent Accountants

18    Consolidated Balance Sheets

19    Consolidated Statements of Income

20    Consolidated Statements of Changes in
      Shareholders' Equity

21    Consolidated Statements of Cash Flows

22    Notes to Consolidated Financial Statements

32    Directors and Officers

Quarterly Financial Data (Unaudited)


(in thousands except ratios and               Year ended June 30, 2000                         Year ended June 30, 1999
  per share amounts)               June 30,     Mar 31,     Dec 31,     Sept 30,     June 30,     Mar 31,      Dec 31,     Sept 30,
-----------------------------------------------------------------------------------------------------------------------------------

STATEMENTOF INCOME
Interest and dividend income       $  6,865    $  6,304    $  6,047    $   5,959     $  5,867    $  5,944    $   6,148     $  6,497
Interest expense                      3,206       2,761       2,571        2,573        2,664       2,716        3,112        3,315
Net interest income                   3,659       3,543       3,476        3,386        3,203       3,228        3,036        3,182
Provision for loan losses                25        --            25         (520)          25          25           25           25
Non-interest income:
  Securities losses, net               --          --          --           (109)        --          --           --           --
  Gains on sales of loans, net           33          30          30           54           96         161          152          138
  Gain on sale of branch               --          --          --             75         --          --           --           --
  Gain on sale of OREO                   23        --            23         --           --           478          754          110
  Service fees and other                454         411         444          425          382         360          394          409
Non-interest expense                  2,493       2,408       2,590        2,845        2,241       2,856        2,869        2,472
Income before income taxes            1,651       1,576       1,358        1,506        1,415       1,346        1,442        1,342
Income tax provision                    563         553         456          504          388         466          870          540
Income before effect of accounting
  change and extraordinary item       1,088       1,023         902        1,002        1,027         880          572          802
Effect of change in accounting
  principal, net of taxes              --          --          --           --           --          --           (162)        --
Extraordinary item, net of taxes       --          --          --           --           --          --            (87)        --
Net income                            1,088       1,023         902        1,002        1,027         880          323          802

FINANCIAL CONDITION
Total assets                       $392,572    $383,719    $341,798    $ 338,383     $352,117    $358,279    $ 357,764     $369,777
Loans, net                          223,734     216,055     214,312      213,561      210,036     206,165      189,862      169,668
Allowance for loan losses             4,978       4,983       5,029        5,001        4,989       5,100        5,068        5,005
Securities                          144,307     139,919     108,582      104,736      118,202     116,484      135,923      167,005
Deposits                            319,626     307,021     299,254      295,408      300,123     305,188      305,381      295,323
Borrowings                           35,750      34,800       7,500        7,500       15,000      15,000       15,000       37,500
Shareholders' equity                 34,325      33,305      33,137       33,566       33,135      34,542       34,856       34,574
Non-performing assets                 1,218       1,569       2,094        2,511        1,569       1,792        1,672        2,781

PER SHARE DATA
Earnings, diluted                  $   0.29    $   0.27    $   0.23    $    0.26     $   0.27    $   0.22    $    0.21     $   0.20
Cash dividends                         0.10        0.10        0.10         0.10         0.09        0.09         0.08         0.08
Book value                             9.52        9.23        9.10         9.13         9.04        9.15         9.09         9.04
Market price: (a)
  High                               11.250      13.313      13.375       11.250       11.750      13.000       14.000       13.500
  Low                                 9.844      10.000      10.938       10.344        9.500      11.000       11.000       10.000

STATISTICAL DATA
Net interest margin                    3.96%       4.11%       4.14%        4.02%        3.77%       3.80%        3.45%        3.54%
Efficiency ratio                      59.80       60.44       65.19        74.26        60.88       67.57        66.17        63.34
Return on average assets               1.14        1.15        1.04         1.15         1.16        0.99         0.35         0.87
Return on average
  shareholders' equity                13.09       12.40       10.78        12.19        12.16       10.15         3.72         9.43
Weighted average equivalent
  shares outstanding, diluted         3,756       3,792       3,840        3,827        3,874       3,998        4,030        4,031

NewMil Bancorp, Inc.'s Common Stock, par value $.50 per share ("Common Stock") trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol: NMSB. As of September 1, 2000, there were 1,444 shareholders of record of the Company's Common Stock.

(a) The above market prices reflect interdealer prices, without retail markup, markdown or commissions, and may not necessarily represent actual transactions.


  6
-----  NEWMIL BANCORP AND SUBSIDIARY

Selected Consolidated Financial Data

                                                                               At or for the years ended June 30,
(in thousands, except ratios and per share amounts)             2000          1999          1998          1997         1996
-----------------------------------------------------------------------------------------------------------------------------

STATEMENT OF INCOME
Interest and dividend income                               $  25,175     $  24,456     $  24,655     $  22,851     $ 21,837
Interest expense                                              11,111        11,807        12,196        10,916       10,438
Net interest income                                           14,064        12,649        12,459        11,935       11,399
Provision for loan losses                                       (470)          100           250           400          400
Non-interest income:
  Securities (losses) gains, net                                (109)         --            (271)           (9)          27
  Gain on sale of non-performing loan                           --            --             778          --           --
  Gains on sales of OREO                                          46         1,342           359           567          388
  Gains on sales of loans, net                                   147           547           480           181           10
  Service fees and other                                       1,809         1,545         1,518         1,347        1,218
Non-interest expense                                          10,336        10,438         9,920         9,133        8,853
Income before income taxes                                     6,091         5,545         5,153         4,488        3,789
Income tax expense                                             2,076         2,264         2,164         1,886        1,547
Income before effect of accounting change and
  extraordinary item                                           4,015         3,281         2,989         2,602        2,242
Cumulative effect of change in accounting
  principal, net of taxes                                       --            (162)         --            --           --
Extraordinary item, net of taxes                                --             (87)         --            --           --
Net income                                                     4,015         3,032         2,989         2,602        2,242

FINANCIAL CONDITION
Total assets                                               $ 392,572     $ 352,117     $ 367,569     $ 323,061     $309,363
Loans, net                                                   223,734       210,036       162,849       166,141      150,558
Allowance for loan losses                                      4,978         4,989         5,004         5,452        4,866
Securities                                                   144,307       118,202       162,267       119,368      125,583
Deposits                                                     319,626       300,123       293,877       275,392      259,267
Borrowings                                                    35,750        15,000        37,500        13,000       14,776
Shareholders' equity                                          34,325        33,135        33,409        31,719       31,892
Non-performing assets                                          1,218         1,569         1,684         3,585        6,480

PER SHARE DATA
Income before effect of accounting change and
  extraordinary item
    Diluted                                                $    1.05     $    0.82     $    0.74     $    0.63     $   0.50
    Basic                                                       1.10          0.87          0.78          0.65         0.51
Net income
    Diluted                                                     1.05          0.76          0.74          0.63         0.50
    Basic                                                       1.10          0.80          0.78          0.65         0.51
Cash dividends                                                  0.40          0.35          0.30          0.23         0.17
Book value                                                      9.52          9.04          8.71          8.27         7.84

STATISTICAL DATA
Net interest margin                                             4.06%         3.64%         3.78%         3.98%        4.01%
Efficiency ratio                                               64.77         64.90         64.74         63.67        66.90
Effective tax rate                                             34.08         40.83         42.00         42.02        40.83
Return on average assets                                        1.12          0.84          0.88          0.84         0.75
Return on average shareholders' equity                         12.11          8.84          9.04          8.02         6.71
Dividend payout ratio                                          36.36         43.75         38.57         35.28        33.18
Allowance for loan losses to total loans                        2.18          2.32          2.98          3.18         3.13
Non-performing assets to total assets                           0.31          0.45          0.46          1.11         2.09
Tier 1 leverage capital                                         9.19          9.53          9.28         10.25        10.39
Total risk-based capital                                       16.83         19.40         21.26         19.85        20.98
Average shareholders' equity to average assets                  9.26          9.49          9.69         10.44        11.22
Weighted average equivalent shares outstanding, diluted        3,807         3,985         4,066         4,143        4,487
Shares outstanding at June 30 (excluding Treasury stock)       3,606         3,664         3,834         3,834        4,070


                                                                            7
                                            NEWMIL BANCORP AND SUBSIDIARY -----

Management's Discussion and Analysis of
Financial Condition and Results of Operations

BUSINESS

NewMil Bancorp, Inc. ("NewMil"), a Delaware corporation, is a bank holding company for New Milford Savings Bank ("Bank"), a Connecticut-chartered and Federal Deposit Insurance Corporation ("FDIC") insured savings bank headquartered in New Milford, Connecticut. NewMil's principal business consists of the business of the Bank. The Bank is engaged in customary banking activities, including general deposit taking and lending activities, and conducts its business from fourteen full service offices in Litchfield, Fairfield and New Haven Counties and one limited service office in New Haven County. NewMil and the Bank were formed in 1987 and 1858, respectively.

In May 2000, NewMil announced a definitive agreement to acquire Nutmeg Federal Savings and Loan Association ("Nutmeg"). Nutmeg is a federally chartered savings and loan association headquartered in Danbury, Connecticut. Nutmeg has $122.8 million in assets with four branch locations, two in Danbury, one in Bethel and one in Ridgefield Connecticut, as of June 30, 2000. Based on the terms of the agreement, Nutmeg shareholders will receive $8.25 per common share plus any net gain (after expenses and taxes payable) on Nutmeg's sale of certain loan servicing rights. Nutmeg shareholders will receive either cash or shares of NewMil common stock. Nutmeg's preferred shareholders will receive $14.4375 per preferred share plus any net gain (after expenses and taxes payable) on Nutmeg's sale of certain loan servicing rights. NewMil expects to close the transaction, with a total purchase price of approximately $20.0 million,and complete the conversion during the quarter ending December 2000.

OVERVIEW

NewMil earned net income of $4,015,000, or $1.05 per share, for the year ended June 30, 2000, compared with net income of $3,032,000, or $0.76 per share, for fiscal year 1999. Net income for the 1999 fiscal year included the effect of both a change in accounting principle, resulting from the adoption of SFAS 133, and an extraordinary item, resulting from the prepayment of Federal Home Loan Bank advances. Income before the effect of the accounting change and extraordinary item was $3,281,000, or $.82 per share, for the year ended June 30, 1999.

Excluding the effect of the accounting change and extraordinary item NewMil's income grew 22.4% in 2000, reflecting improved core earnings, driven by higher net interest income, a negative loan loss provision and slightly lower non-interest expense, partly offset by a decrease in non-interest income. Similarly, earnings per share before the effect of the accounting change and extraordinary item increased 28.0%, reflecting both the growth in net income and share repurchase activity.

Effective October 1, 1998 NewMil adopted the provisions of SFAS 133 (Accounting for Derivative Instruments and Hedging Activities). NewMil took advantage of the provisions of SFAS 133 by reclassifying securities totaling $21 million from held-to-maturity to available-for-sale, and then sold those securities. NewMil realized a loss, net of tax, of $162,000 on the transfer and sale of these securities. This loss has been reported separately in net income as the cumulative effect of adopting SFAS 133. The securities were previously carried below cost as held-to-maturity, and an unrealized loss, net of taxes, of $654,000 against these securities had been included in shareholders' equity prior to their sale.

In 1999, NewMil used the proceeds from the sale of the securities to prepay $22.5 million of Federal Home Loan Bank fixed rate advances. In addition, NewMil incurred a prepayment fee, net of taxes, of $87,000 that has been reported in net income as an extraordinary item for this early extinguishment of debt, in 1999.

During 1999 NewMil formed a Passive Investment Company ("PIC") and changed its tax year to a calendar year basis to take advantage of recent changes in Connecticut tax statutes. The Connecticut statute, effective January 1, 1999, allows NewMil to transfer loans collateralized by real estate into the PIC. Income of the PIC and its dividends to NewMil became exempt from the Connecticut Corporation Business Tax. Effective January 1, 1999, NewMil's combined Federal and State effective tax rate is 34%. The formation of the PIC required NewMil to establish a valuation allowance against its existing deferred State tax assets that are no longer expected to be realized in future years. Accordingly, NewMil's income tax provision for the year ended June 30, 1999 included a charge of $266,000.

Over the past five years NewMil has achieved a steady improvement in core earnings. This is attributed to a continuing strategy which includes refining both the mix and the quality of NewMil's earning assets, increasing non-interest income, controlling operating expenses, and reducing non-performing assets.

The following discussion and analysis of NewMil's consolidated results of operations should be read in conjunction with the Consolidated Financial Statements and footnotes.

RESULTS OF OPERATIONS

COMPARISON BETWEEN 2000 AND 1999
ANALYSIS OF NET INTEREST AND DIVIDEND INCOME

Net interest income increased $1,415,000, or 11.2%, to $14,064,000 in 2000. This resulted from a 42 basis point increase in the net interest margin and a lower volume of interest-bearing liabilities. The net interest margin increased to 4.06% from 3.64%. This increase was due mostly to the effects of higher market interest rates during 2000 as compared with 1999, and to changes in balance sheet mix. The following table sets forth the components of NewMil's net interest income and yields on average interest-earning assets and interest-bearing funds for each of the past three years.

  8
-----  NEWMIL BANCORP AND SUBSIDIARY


Year ended June 30,                              Average balance                  Income/expense             Average yield/rate
(dollars in thousands)                     2000       1999       1998       2000       1999       1998      2000   1999    1998
-----------------------------------------------------------------------------------------------------------------------------------
Loans (a)                              $219,293   $192,052   $170,287   $ 17,108   $ 15,426   $ 15,005      7.80%   8.03%   8.81%
Mortgage backed securities (d)           87,905     90,273     42,014      5,739      5,374      2,532      6.53    5.95    6.03
Other securities (b) (d)                 39,509     65,630    117,690      2,328      3,656      7,118      5.89    5.57    6.05
-------------------------------------------------------------------------------------------------------
  Total earning assets                  346,707    347,955    329,991     25,175     24,456     24,655      7.26    7.03    7.47
                                                                        -------------------------------
Other assets                             11,252     13,473     11,024
----------------------------------------------------------------------
  Total assets                         $357,959   $361,428   $341,015
======================================================================
NOW accounts                           $ 38,158   $ 33,065   $ 29,008        434        387        389      1.14    1.17    1.34
Money market accounts                    71,478     68,365     62,687      2,186      2,018      1,921      3.06    2.95    3.06
Savings & other                          48,932     48,383     40,933      1,185      1,234      1,116      2.42    2.55    2.73
Certificates of deposit                 125,218    133,421    138,202      6,073      6,713      7,477      4.85    5.03    5.41
-------------------------------------------------------------------------------------------------------
  Total interest-bearing deposits       283,786    283,234    270,830      9,878     10,352     10,903      3.48    3.66    4.03
Borrowings                               20,084     24,432     22,208      1,233      1,455      1,293      6.14    5.96    5.82
-------------------------------------------------------------------------------------------------------
  Total interest-bearing funds          303,870    307,666    293,038     11,111     11,807     12,196      3.66    3.84    4.16
                                                                        -------------------------------
Demand deposits                          19,041     17,185     12,884
Other liabilities                         1,897      2,278      2,037
Shareholders' equity                     33,151     34,299     33,056
----------------------------------------------------------------------
  Total liabilities and
     shareholders' equity              $357,959   $361,428   $341,015
======================================================================
Net interest income                                                     $ 14,064   $ 12,649   $ 12,459
                                                                        ===============================
Spread on interest-bearing funds                                                                            3.60    3.19    3.31
Net interest margin (c)                                                                                     4.06    3.64    3.78
(a) Includes non-accrual loans
(b) Includes interest-bearing deposits in other banks and federal funds sold.
(c) Net interest income divided by average interest-earning assets.
(d) Average balances of investments are based on historical cost.

The following table sets forth the changes in interest due to volume and rate for the three years ended June 30, 2000, 1999 and 1998.

                                              2000 versus 1999                           1999 versus 1998
Years ended June 30,                     Change in interest due to                   Change in interest due to
(in thousands)                  Volume        Rate   Vol/rate        Net    Volume       Rate     Vol/rate      Net
-----------------------------------------------------------------------------------------------------------------------------------
Interest-earning assets:
  Loans                         $ 2,188    $  (443)   $   (63)   $ 1,682    $ 1,918    $(1,327)   $  (170)   $   421
  Mortgage backed securities       (141)       520        (14)       365      2,908        (31)       (35)     2,842
  Other securities               (1,455)       211        (84)    (1,328)    (3,149)      (562)       249     (3,462)
-----------------------------------------------------------------------------------------------------------------------------------
    Total                           592        288       (161)       719      1,677     (1,920)        44       (199)
-----------------------------------------------------------------------------------------------------------------------------------
Interest-bearing liabilities:
  Deposits                           20       (493)        (1)      (474)       499     (1,004)       (46)      (551)
  Borrowings                       (259)        45         (8)      (222)       129         30          3        162
-----------------------------------------------------------------------------------------------------------------------------------
    Total                          (239)      (448)        (9)      (696)       628       (974)       (43)      (389)
-----------------------------------------------------------------------------------------------------------------------------------
Net change to interest income   $   831    $   736    $  (152)   $ 1,415    $ 1,049    $  (946)   $    87    $   190
===================================================================================================================================

Net interest and dividend income represents the difference between interest and dividends earned on loans and securities and interest paid on deposits and borrowings. The level of net interest income is a function of volume, rates and mix of both earning assets and interest-bearing liabilities. Net interest income can be adversely affected by changes in interest rate levels as determined by NewMil's "gap" position, measured by the differences between the volume of assets and liabilities that are subject to repricing within different future time periods.

INTEREST INCOME

Total interest and dividend income increased $719,000, or 2.9%, to $25.2 million in 2000. Loan income increased $1,682,000, or 10.9%, as a result of higher loan volume offset by lower average yield. Average loans increased $27.2 million, or 14.2%, to $219.3 million in 2000 as compared with 1999. The decrease in average loan yield, down 23 basis points, was mostly due to the changes in portfolio mix. Most of the growth has been in commercial and residential mortgage loans. Investment income decreased $963,000, or 10.7%, in 2000 as a result of lower average volume offset in part by higher average yield. Average securities decreased $28.5 million, or 18.3%. The increase in average investment yield, up 54 basis points, was due to higher reinvestment yields during 2000 and changes in portfolio mix.

INTEREST EXPENSE

Interest expense decreased $696,000, or 5.9%, to $11.1 million in 2000 primarily as a result of changes in the deposit mix coupled with lower average borrowings. Deposit expense decreased $474,000, or 4.6%, as a result of a decline in deposit rates and a favorable change in deposit mix, partially offset by interest-bearing deposit growth of $552,000, or 0.2%. The average cost of interest-bearing deposits declined by 18 basis points to 3.48%. Deposit growth occurred in all deposit categories, except higher cost certificates of deposit. NOW accounts increased $5.1 million, or 15.4%, money market accounts increased $3.1 million, or 4.6% and savings accounts increased $549,000, or 1.1%, while certificates of deposits decreased $8.2 million, or 6.1%.
Borrowings expense decreased $222,000, primarily as a result of a decrease in average borrowings offset, in part, by a 18 basis point increase in average cost of borrowing.


                                                                             9
                                            NEWMIL BANCORP AND SUBSIDIARY  -----

PROVISION AND ALLOWANCE FOR LOAN LOSSES

The following table sets forth changes in the allowance for loan losses and other selected statistics for each of the past three years:

                                             Years ended June 30,
(dollars in thousands)                   2000        1999        1998
-----------------------------------------------------------------------
Balance, beginning of year            $ 4,989     $ 5,004     $ 5,452
Provision for losses                     (470)        100         250
Charge-offs                              (177)       (176)       (706)
Recoveries                                636          61           8
-----------------------------------------------------------------------
Balance, end of year                  $ 4,978     $ 4,989     $ 5,004
=======================================================================
Ratio of allowance for loan losses:
  to non-performing loans               584.3%      403.6%      360.3%
  to total gross loans                    2.2         2.3         3.0
Loan loss provision to average loans     (0.2)        0.1         0.1
Net charge-offs (recoveries) to average
  loans                                  (0.2)        0.1         0.4

NewMil had a negative provision of $470,000 for loan losses in 2000, down from a provision of $100,000 in 1999 and $250,000 in 1998. The reduction in the provision over the past three years is due principally to an ongoing improvement in loan quality as evidenced by the steady reduction in non-performing loans over the past five years, offset in part by loan portfolio growth. The negative provision, in 2000, resulted from a loan loss recovery of $545,000, related to a loan that had been charged off in prior years. The recovery represents cash received from the borrower's bankruptcy court proceedings. During fiscal year 2000 non-performing loans decreased $384,000, or 31.1%, to $852,000 at June 30, 2000 and, as a result, the reserve coverage to non-performing loans increased to 584.3% at June 30, 2000 from 403.6% at June 30, 1999. Past due performing loans (accruing loans 30-89 days past due) also decreased in 2000 and at June 30, 2000 represented 0.6% of gross loans. The decrease in the ratio of the allowance for loan losses to total gross loans during 2000, to 2.2% at June 30, 2000 compared to 2.3% at June 30, 1999, is due to reduction in non-performing loans offset by loan portfolio growth of $13.7 million, or 6.4% during 2000. Loan growth has been primarily concentrated in commercial mortgage loans. NewMil remains adequately reserved both against total loans and non-performing loans. For a discussion on loan quality see "Asset Quality and Portfolio Risk".

The Bank determines its allowance and provisions for loan losses based upon a detailed evaluation of the loan portfolio through a process which considers numerous factors, including estimated credit losses based upon internal and external portfolio reviews, delinquency levels and trends, estimates of the current value of underlying collateral, concentrations, portfolio volume and mix, changes in lending policy, historical loan loss experience, current economic conditions and examinations performed by regulatory authorities. Determining the level of the allowance at any given period is difficult, particularly during deteriorating or uncertain economic periods. Management must make estimates using assumptions and information which is often subjective and changing rapidly. The review of the loan portfolio is a continuing event in the light of a changing economy and the dynamics of the banking and regulatory environment. In management's judgement the allowance for loan losses at June
30, 2000, is adequate. Should the economic climate deteriorate, borrowers could experience difficulty and the level of non-performing loans, charge-offs and delinquencies could rise and require increased provisions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies could require the Bank to recognize additions to the allowance based on their judgements of information available to them at the time of their examination. The Bank was examined by the FDIC, in August 1999 and no additions to the allowance were requested as a result of this examination.

The allowance for loan losses is reviewed and approved by the Bank's Board of Directors on a quarterly basis. The allowance for loan losses is computed by taking the portfolio and segregating it into various risk rating categories. Some loans have been further segregated and carry specific reserve amounts. All other loans that do not have specific reserves assigned are reserved based on a loss percentage assigned to the outstanding balance. The percentage applied to the outstanding balance varies depending on the risk rating. In addition the Bank maintains an unallocated reserve. The level of unallocated reserves from June 30, 1999 to June 30, 2000 remained substantially the same.

NON-INTEREST INCOME

Non-interest income decreased $1,541,000 or 44.9%, to $1,893,000 in 2000. This decrease is attributable to gains on sales of OREO in 1999, a decrease in loan sales in 2000 and security losses in 2000, offset by an increase in service charges. The principal categories of non-interest income are as follows:

                                                 Years ended June 30,
(dollars in thousands)                   2000      1999           Change
-------------------------------------------------------------------------------
Service charges on deposit accounts   $ 1,329   $ 1,154   $   175      15.2%
Gains on sales of loans, net              147       547      (400)    (73.1)
Securities (losses) gains, net           (109)       --      (109)   (100.0)
Gain on branch sale                        75        --        75     100.0
Gains on sales of OREO                     46     1,342    (1,296)    (96.6)
Loan servicing                             66        81       (15)    (18.5)
Other                                     339       310        29       9.4
-------------------------------------------------------------------------------
  Total non-interest income           $ 1,893   $ 3,434   $(1,541)    (44.9)%
===============================================================================

The increase in service charges on deposit accounts in 2000 reflects increased transaction volume, resulting from growth in demand deposit and NOW accounts coupled with an increase in the Bank's fee structure. The loss from security sales was a result of the sale of three securities which had under performed due to higher than expected prepayment speeds. The gain from the sale of a branch, in 2000, is the result of an additional premium which resulted from certain competitive events not occurring within a time frame stipulated in the sale agreement for the Winsted Branch which was sold in May 1999. The decrease in gains from sales of residential mortgage loans resulted from loan sales of $7.9 million in 2000 compared with $28.0 million in 1999. Secondary market loan sales are generally pre-arranged on a loan by loan basis prior to origination and loans are sold service-released.

The significant decrease in OREO gains in 2000 is a result of the low level of OREO that the Bank had during the year. The gains in 1999 resulted from the sale of two OREO properties and the sale of the Bank's interest in a partnership formed several years ago to develop an OREO property into a residential subdivision. The decrease in loan servicing fees in 2000 resulted from run-off in the mortgage servicing portfolio, which at June 30, 2000 totaled $16.9 million, down from $20.2 million at June 30, 1999. Any loans that the Bank has sold, since 1994, have been on a servicing released basis.

OPERATING EXPENSES

Operating expenses decreased $102,000, or 1.0%, in 2000. The principal categories of operating expenses are as follows:

                                             Years ended June 30,
(dollars in thousands)              2000      1999          Change
------------------------------------------------------------------------
Salaries                         $ 4,878   $ 4,766   $   112       2.4%
Employee benefits                    665     1,252      (587)    (46.9)
Occupancy                            986       995        (9)     (0.9)
Equipment                            919       779       140      18.0
Professional, collection
  and OREO expense                   565       284       281      98.9
Insurance                            107        88        19      21.6
Postage and telecommunications       354       421       (67)    (15.9)
Marketing                            327       216       111      51.4
Service bureau                       214       261       (47)    (18.0)
Other operating                    1,321     1,376       (55)     (4.0)
------------------------------------------------------------------------
  Total operating expenses       $10,336   $10,438   $  (102)     (1.0)%
========================================================================

The increase in salaries in 2000 was due primarily to annual salary increases and higher incentive compensation awards which were offset by overtime, in 1999, related to the conversion of the Bank's core data processing systems to a new in-house system. The decrease in employee benefits results primarily from the recognition of net periodic pension income, on NewMil's frozen



  10
-----  NEWMIL BANCORP AND SUBSIDIARY
defined benefit pension plan (the plan), of $468,000 and from lower health benefits expenses in 2000. NewMil was measuring net periodic pension cost for the first two quarters of the fiscal year 2000 under the premise that the plan would be terminated at sometime in fiscal 2000. During the quarter ended December 31, 1999, NewMil made a strategic decision not to terminate the plan and will continue the plan in a frozen status. This change in strategy was deemed a significant event per paragraph 53 of SFAS No. 87 "Employers' Accounting for Pensions" which necessitated a change in measurement assumptions. These different measurement assumptions resulted in $468,000 of pension income during the year 2000 as compared to $178,000 in 1999. The increase in occupancy and equipment expense is primarily due to higher depreciation expense and building maintenance expense in 2000. The increase in professional, collection and OREO expense is a result of the cost of additional consulting work related to various corporate initiatives that the Bank undertook in 2000. Marketing expense increased as a result of a Cable TV campaign in 2000. All other operating expenses, including shareholder relations, office expense and other, decreased $150,000 or 7.0% in 2000.

INCOME TAXES

Net income for 2000 included an income tax provision of $2,076,000, for an effective tax rate of 34.1%, as compared with an income tax provision of $2,264,000, for an effective tax rate of 40.8%, for 1999.

On May 19, 1998 Connecticut legislation was passed which made sweeping changes to the corporation business tax treatment of banks and financial service companies. The new law permits banks to shelter certain mortgage income from the Connecticut corporation business tax through the use of a new special purpose entity called a "passive investment company" (PIC). In general,the PIC can earn mortgage interest income, and pay dividends to its parent company, free from the Connecticut corporation business tax. The legislation was effective for income years commencing on or after January 1, 1999.

NewMil formed a PIC and changed its tax year to a calendar year basis to take advantage of the Connecticut statute. Effective January 1, 1999 NewMil transferred mortgages into the PIC and income of the PIC and its dividends to NewMil became exempt from the Connecticut Corporation Business Tax. Effective January 1, 1999, NewMil's combined Federal and State effective tax rate became 34%. The formation of the PIC has required NewMil to establish a valuation allowance against its existing deferred State tax assets that are no longer expected to be realized in future years. The provision for the year ended June 30, 1999 included a one-time charge of $266,000 related to the formation of the PIC, as discussed above.

For further information on income taxes see Note 7 of Notes to Consolidated Financial Statements.

EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE AND
EXTRAORDINARY ITEM

Effective October 1, 1998 NewMil adopted the provisions of SFAS 133, reclassified securities totaling $21 million from held-to-maturity to available-for-sale, and then sold those securities. NewMil realized a loss, net of tax, of $162,000 on the transfer and sale of these securities. This loss has been reported separately in net income as the cumulative effect of adopting SFAS 133.

NewMil used the proceeds from the sale of the securities to prepay $22.5 million of Federal Home Loan Bank fixed rate advances. NewMil incurred a prepayment fee, net of taxes, of $87,000 that has been reported in net income as an extraordinary item.

SFAS 133 has no financial impact on the results of operations for the year ended June 30, 2000 as NewMil has no derivative financial instruments.

COMPARISON BETWEEN 1999 AND 1998
OVERVIEW

NewMil earned net income of $3,032,000, or $0.76 per share, for the year ended June 30, 1999, compared with net income of $2,989,000, or $0.74 per share, for fiscal year 1998. Net income for the 1999 fiscal year included the effect of both a change in accounting principles, resulting from the adoption of SFAS 133, and an extraordinary item, resulting from the prepayment of Federal Home Loan Bank advances.

ANALYSIS OF NET INTEREST INCOME

Net interest income increased $190,000, or 1.5%, to $12,649,000 in 1999. This resulted from growth of $18.0 million, or 5.4%, in average earning assets, driven by an increase in average loans of $21.8 million, or 12.8%. The net interest margin declined 14 basis points, to 3.64% from 3.78%. This decrease was due mostly to the effects of lower market interest rates during 1999 as compared with 1998, and to changes in balance sheet mix.

INTEREST INCOME

Total interest and dividend income decreased $199,000, or 0.8%, to $24.5 million in 1999. Loan income increased $421,000, or 2.8%, as a result of higher loan volume offset by lower average yield. Average loans increased $21.8 million, or 12.8%, to $192.1 million in 1999 as compared with 1998. The decrease in average loan yield, down 78 basis points, was mostly due to lower yields on loans originated during 1999 coupled with the downward repricing of adjustable rate loans and changes in portfolio mix. Most of the growth has been in residential mortgage loans that have lower yields relative to commercial loans. Investment income decreased $620,000, or 6.4%, in 1999 as a result of lower average volume coupled with a slightly lower average yield. Average securities decreased $3.8 million, or 2.4%. The decrease in average investment yield, down 25 basis points, was due to lower reinvestment yields during 1999 and changes in portfolio mix.

INTEREST EXPENSE

Interest expense decreased $389,000, or 3.2%, to $11.8 million in 1999 primarily as a result of changes in the deposit mix offset in part by higher average borrowings. Deposit expense decreased $551,000, or 5.1%, as a result of a decline in deposit rates and a favorable change in deposit mix, partially offset by interest-bearing deposit growth of $12.4 million, or 4.6%. The average cost of interest-bearing deposits declined by 37 basis points to 3.66%. Deposit growth occurred in all deposit categories, except higher cost certificates of deposit. NOW accounts increased $4.1 million, or 14.0%, money market accounts increased $5.7 million, or 9.1% and savings accounts increased $7.5 million, or 18.2%, while certificates of deposits decreased $4.8 million, or 3.5%. Borrowings expense increased $162,000, primarily as a result of an increase in borrowings in late 1998 to fund securities purchases.

PROVISION FOR LOAN LOSSES

NewMil provided $100,000 for loan losses in 1999, down from $250,000 in 1998 and $400,000 in 1997. During 1999 non-performing loans decreased $153,000, or 11.1%, to $1.2 million at June 30, 1999 and, as a result, the reserve coverage to non-performing loans increased to 403.6%. Past due performing loans (accruing loans 30-89 days past due) also decreased in 1999 and at June 30, 1999 represented 1.3% of gross loans. The decrease in the ratio of the allowance for loan losses to total gross loans during 1999, to 2.3% at June 30, 1999 compared to 3.0% at June 30, 1998, is due to loan portfolio growth of $47.2 million, or 28.1% during 1999. Loan growth has been primarily concentrated in residential mortgage loans that have a relatively low risk profile.

NON-INTEREST INCOME

Non-interest income increased $570,000, or 19.9%, to $3,434,000 in 1999. This increase is a result of gains on sale of OREO in 1999 and security losses in 1998, offset by a gain on the sale of a non-performing loan in 1998. The principal categories of non-interest income are as follows:

                                                           Years ended June 30,
(dollars in thousands)                           1999      1998           Change
---------------------------------------------------------------------------------------
Service charges on deposit accounts           $ 1,154   $ 1,122   $    32         2.9%
Gains on sales of loans, net                      547       480        67        14.0
Loan servicing                                     81       101       (20)      (19.8)
Securities (losses) gains, net                     --      (271)      271       100.0
Gains on sales of OREO, net                     1,342       359       983       273.8
Gains on sale of non-performing loans              --       778      (778)     (100.0)
Other                                             310       295        15         5.1
---------------------------------------------------------------------------------------
  Total non-interest income                   $ 3,434   $ 2,864     $ 570        19.9%
=======================================================================================



                                                                            11
                                            NEWMIL BANCORP AND SUBSIDIARY  -----

The increase in service charges on deposit accounts in 1999 reflects increased transaction volume, resulting from growth in demand deposit and NOW accounts and increased debit card transactions volume. The increase in gains from sales of residential mortgage loans resulted from loan sales of $28.0 million in 1999 compared with $25.8 million in 1998.

The net securities losses in 1998 were realized on securities sales of $44.2 million and included a loss of $103,000 from the sale of a collateralized mortgage obligation ("CMO") that was classified as held-to-maturity. In October 1997 NewMil engaged a financial securities consultant to analyze this CMO. Based on this review NewMil determined that it was highly probable that NewMil would likely receive substantially less than the contractual interest on this CMO and that the CMO could experience a significant decline in market value. NewMil concluded that these and other changes in circumstances surrounding this CMO were isolated, non-recurring, and highly unusual, and could not have been reasonably anticipated. The significant increase in OREO gains in 1999 resulted from the sale of two OREO properties and the sale of the Bank's interest in a partnership formed several years ago to develop an OREO property into a residential subdivision. In 1998 NewMil realized a gain of $778,000 from the sale of its largest remaining non-performing loan. The gain resulted from the sale of the loan to a buyer whose intended use of the property added significant value which was not anticipated. The decrease in loan servicing fees in 1999 resulted from run-off in the mortgage servicing portfolio, which at June 30, 1999 totaled $20.2 million, down from $24.8 million at June 30, 1998.

OPERATING EXPENSES

Operating expenses increased $518,000, or 5.2%, in 1999. The principal categories of operating expenses are as follows:

                                                 Years ended June 30,
(dollars in thousands)                     1999      1998         Change
------------------------------------------------------------------------------
Salaries                               $  4,766   $ 4,216    $ 550     13.1%
Employee benefits                         1,252     1,183       69      5.8
Occupancy                                   995     1,018      (23)    (2.3)
Equipment                                   779       922     (143)   (15.5)
Professional, collection and
  OREO expense                              284       315      (31)    (9.8)
Insurance                                    88        92       (4)    (4.4)
Postage and telecommunications              421       424       (3)    (0.7)
Marketing                                   216       235      (19)    (8.1)
Service bureau                              261       221       40     18.1
Other operating                           1,376     1,294       82      6.3
------------------------------------------------------------------------------
  Total operating expenses             $ 10,438   $ 9,920    $ 518      5.2%
==============================================================================

The increase in salaries in 1999 was due primarily to annual salary increases, overtime related to the conversion of the Bank's core data processing systems to a new in-house system, higher loan origination and sales commissions, and higher incentive compensation awards. Employee benefits expense increased as a result of taxes and other benefits related to the increase in salaries, and due to increased medical claims from the Bank's partially self insured plan. These increases were partially offset by net income related to the Bank's curtailed pension plan. The decrease in occupancy and equipment expense is primarily due to reduced building maintenance expense in 1999 and the write-off, in 1998, of obsolete computer equipment and related prepaid maintenance in preparation for the conversion of the Bank's core data processing systems to a new client server system. All other operating expenses, including marketing, shareholder relations, office expense and other, increased $100,000 or 4.6% in 1999. This increase is attributed principally to increased lending activity, various marketing promotions and other changes in operating activities.

INCOME TAXES

Net income for 1999 included an income tax provision of $2,264,000, for an effective tax rate of 40.8%, as compared with an income tax provision of $2,164,000, with a similar effective tax rate of 42.0%, for 1998.

FINANCIAL CONDITION

During fiscal year 2000 total assets increased $40.5 million, or 11.5%, to $392.6 million at June 30, 2000. This was due to purchases of securities and an increase in net loans of $13.7 million. Investments increased $26.1 million, or 22.1%, to $144.3 million at June 30, 2000. Net loans increased by $13.7 million, or 6.5%, to $223.7 million at June 30, 2000. On the liability side, deposits grew $19.5 million, or 6.5%, and borrowings increased $20.8 million, to $35.8 million at June 30, 2000. Non-performing assets decreased $351,000, or 22.4%, to $1.2 million, and represent only 0.31% of assets at June 30, 2000. Book value per share increased 5.3% to $9.52 at June 30, 2000, after cash dividends of $0.40, representing a 38.1% payout ratio. At June 30, 2000 tier 1 leverage and total risk-based capital ratios were 9.19% and 16.83%, respectively, and NewMil was "well capitalized" as defined by the Federal Reserve Board.

SECURITIES

During 2000 securities increased $26.1 million, or 22.1%, to $144.3 million at June 30, 2000, while federal funds sold decreased $3.2 million. The increase in securities and loan growth was funded by both deposit growth and increased borrowings during 2000. The principal categories of securities are as follows (including both available-for-sale and held-to-maturity):

                                                June 30,
(dollars in thousands)          2000              1999               1998
------------------------------------------------------------------------------
U.S. Treasury
  notes                      $ --     --%     $  --    --%    $ 18,330  11.3%
U.S. Government
  Agency notes              9,822    6.8         --    --          993   0.6
Corporate Bonds            22,034   15.3         --    --            --   --
Municipal Bonds            10,800    7.5     10,558   8.9            --   --
Mortgage backed
  securities               89,851   62.3     92,996  78.7       94,602  58.3
Collateralized
  mortgage
  obligations               9,035    6.2     11,883  10.1       45,817  28.2
Equity securities           2,765    1.9      2,765   2.3        2,525   1.6
------------------------------------------------------------------------------
  Total securities      $ 144,307  100.0  $ 118,202 100.0    $ 162,267 100.0
==============================================================================

The change in portfolio mix in 2000 resulted from the portfolio run-off, the sale of mortgage backed securities, and the replacement of these with new purchases, which included corporate bonds, Government Agency securities, and mortgage backed securities ("MBS").

NewMil's securities portfolio consists of MBSs', CMOs', Government Agency, corporate bonds, bank qualified municipal bonds and Federal Home Loan Bank stock. At June 30, 2000, 92.4% of the portfolio consisted of fixed rate securities, principally MBS, corporate bonds and to a lesser extent, Government agency, CMOs and municipal bonds. At June 30, 2000 total fixed rate securities had a projected weighted average duration and life of 4.5 years and 6.1 years, respectively, based on median projected prepayment speeds at current interest rates. At June 30, 2000 5.6% of the portfolio consisted of floating rate CMOs and MBSs, which generally reprice monthly based on pre-determined spreads to underlying index, subject to life-time caps and floors. The floating rate securities had a projected weighted average duration and life of 0.1 years and
7.2 years, respectively, based on median projected prepayment speeds at current interest rates. Floating rate MBSs are tied to the Eleventh District Cost of Funds index, while the floating rate CMOs are tied to several Treasury indices. The remaining 2.0% of the portfolio at June 30, 2000, was represented primarily by Federal Home Loan Bank stock.

At June 30, 2000, securities totaling $104.5 million, or 72.4%, were classified as available-for-sale and securities totaling $39.8 million, or 27.6%, were classified as held-to-maturity.


  12
-----  NEWMIL BANCORP AND SUBSIDIARY

LOANS

During 2000 net loans grew $13.7 million, or 6.5%, to $223.7 million at June 30, 2000. Loan originations and advances for portfolio, including $4.2 million of residential mortgage loans purchased, totaled $74.7 million for 2000, down 19.2% from $92.4 million in 1999. Loan repayments totaled $61.0 million for 2000, down from $83.4 million in 1999. The decrease in loan repayments was due primarily to refinancing of residential mortgage loans and HELOCS, in 2000. Residential mortgage loans originated for sale decreased by $20.1 million to $7.9 million, in 2000, compared with $28.0 million in 1999. This decrease also reflects the slowdown in refinancing in 2000. Loans originated for sale are sold on a servicing released basis.

The Commercial Lending department specializes in lending to small and mid-size companies and professional practices and provides short-term and long-term financing, construction loans, commercial mortgages and property improvement loans. The department also works extensively with several government-assisted lending programs. The Residential Mortgage Department, in addition to traditional portfolio lending, originates loans for sale to the secondary market on a service-released basis, which enables the Bank to offer a very comprehensive residential mortgage product line. The department also offers home equity loans and lines of credit and consumer installment loans.

The following table sets forth information on the composition of NewMil's loan portfolio by loan type for each of the last five years:

                                                                                              June 30,
(in thousands)                                                    2000           1999           1998           1997          1996
-----------------------------------------------------------------------------------------------------------------------------------
Real Estate Mortgages:
  Residential
    1-4 family                                               $ 130,770      $ 128,371       $ 85,274       $ 90,885      $  89,159
    5-more family                                                4,185          6,152          5,500          4,812          3,262
  Commercial                                                    51,633         37,456         34,878         31,850         30,408
  Land                                                           1,995          2,410          3,571          8,334          9,472
  Home equity credit                                            20,257         19,429         21,208         20,274         14,474
-----------------------------------------------------------------------------------------------------------------------------------
    Total mortgage loans                                       208,840        193,818        150,431        156,155        146,775
Commercial and industrial                                       17,404         18,211         14,357         12,424          6,130
Installment                                                        806            950          1,161          1,140            502
Collateral and other                                             1,633          1,900          1,957          1,982          2,156
-----------------------------------------------------------------------------------------------------------------------------------
  Total loans, gross                                           228,683        214,879        167,906        171,701        155,563
Deferred loan origination fees and purchase premium, net            29            146            (53)          (108)          (139)
Allowance for loan losses                                       (4,978)        (4,989)        (5,004)        (5,452)        (4,866)
-----------------------------------------------------------------------------------------------------------------------------------
    Total loans, net                                          $ 223,734     $ 210,036      $ 162,849      $ 166,141      $ 150,558
===================================================================================================================================

NON-PERFORMING ASSETS

The following table sets forth non-performing assets for each of the last five years:

                                                                                               June 30,
(in thousands)                                                    2000           1999           1998           1997           1996
-----------------------------------------------------------------------------------------------------------------------------------
Non-accruing loans                                              $  621        $ 1,051         $  761        $ 2,054         $ 3,809
Accruing loans past due 90 days or more                            231            185            628            783             166
Accruing restructured loans                                         --             --             --            274             281
-----------------------------------------------------------------------------------------------------------------------------------
  Total non-performing loans                                       852          1,236          1,389          3,111           4,256
OREO, net                                                          366            333            295            474           2,224
-----------------------------------------------------------------------------------------------------------------------------------
  Total non-performing assets                                  $ 1,218        $ 1,569        $ 1,684        $ 3,585         $ 6,480
===================================================================================================================================

The following table details the composition of non-performing assets as of the dates presented.

Non-Performing Assets

                                                                        Accruing loans                        Other           Total
                                                           Non-accrual     past due 90   Restructured   real estate  non-performing
(in thousands)                                                   loans    or more days          loans         owned          assets
-----------------------------------------------------------------------------------------------------------------------------------
June 30, 2000
Real estate:
  Residential                                                 $   216           $ 231           $ --         $   58        $   505
  Commercial                                                        2              --             --            308            310
  Land and land development                                       403              --             --             --            403
-----------------------------------------------------------------------------------------------------------------------------------
  Totals                                                      $   621           $ 231           $ --          $ 366        $ 1,218
===================================================================================================================================

June 30, 1999
Real estate:
  Residential                                                 $   196           $ 185           $ --          $ 333        $   714
  Commercial                                                      452              --             --             --            452
  Land and land development                                       403              --             --             --            403
-----------------------------------------------------------------------------------------------------------------------------------
  Totals                                                      $ 1,051           $ 185           $ --          $ 333        $ 1,569
===================================================================================================================================

                                                                            13
                                                                          -----
                                           NEWMIL BANCORP AND SUBSIDIARY

During 2000 non-performing assets decreased $351,000, or 22.4%, to $1.2 million at June 30, 2000, and represented only 0.31% of total assets. The low level of non-performing assets reflects NewMil's rigorous ongoing credit management process and favorable economic climate. The following table summarizes changes in non-performing assets during the past two years.

                                                          Years ended June 30,
(dollars in thousands)                                       2000      1999
--------------------------------------------------------------------------------
Balance, beginning of year                                $ 1,569    $ 1,684
Loans placed on non-accrual status                            899        920
Non-accrual loan payments                                    (523)      (150)
Loans returned to accrual status                             (278)        (3)
Non-accrual loan charge-offs                                 (173)      (156)
Change in accruing loans past
  due 90 or more days, net                                     46       (442)
Payments to improve OREO                                       31        107
Decrease in OREO valuation reserve                             --         82
Gross proceeds from OREO sales                               (399)    (1,815)
Gains on OREO sales, net                                       46      1,342
--------------------------------------------------------------------------------
  Balance, end of year                                    $ 1,218    $ 1,569
================================================================================
Percent of total assets                                      0.31%      0.45%

Had non-accrual loans as of June 30, 2000 and 1999, been current in accordance with their original terms, gross interest income of $68,000 and $98,000 would have been recorded in net income for 2000 and 1999, respectively. The amount of interest on these loans that was included in income was $15,000 and $59,000 in 2000 and 1999, respectively. Accruing loans past due 90 days or more at June 30, 2000 consist of two residential mortgage loans, both of which are in the process of collection and where the collection of accrued interest is probable. NewMil pursues the resolution of all non-performing assets through restructurings, credit enhancements or collections. When collection procedures do not bring a loan into performing or restructured status, NewMil generally initiates action to foreclose the property or to acquire it by deed in lieu of foreclosure. NewMil actively markets all OREO and in 2000 sold $399,000 of OREO from which net gains of $46,000 were realized.

In addition to non-performing assets, at June 30, 2000 NewMil had $3,724,000 of performing classified loans that are considered potential problem loans. Although not impaired, performing classified loans, in the opinion of management, exhibit a higher than normal degree of risk and warrant monitoring due to various considerations, including (i) the degree of documenta-tion supporting the borrower's current financial position, (ii) potential weaknesses in the borrowers' ability to service the loan, (iii) possible collateral value deficiency, and (iv) other risk factors such as geographic location, industry focus and negatively trending financial results. These deficiencies create some uncertainty, but not serious doubt, as to the borrowers' ability to comply with the loan repayment terms in the future. Management believes that reserves for these loans are adequate.

DEPOSITS AND BORROWINGS

Deposits grew $19.5 million, or 6.5%, during 2000 to $319.6 million. Money Market and NOW accounts grew $13.5 million, or 12.7%, certificates grew $4.7 million, or 3.7% and demand deposits grew $2.1 million, or 11.2%, while savings decreased $791,000, or 1.6%. NewMil has 14 full service branch offices and one limited service office located in Fairfield, Litchfield and New Haven Counties.

The growth in deposits, during 2000, along with increased borrowings, up $20.8 million to $35.8 million, funded the growth in loans and investments. Borrowings at June 30, 2000 consisted of Federal Home Loan Bank advances with terms ranging from one day to nine months and fixed rates ranging from 5.91% to 7.42% the one day advances are at a variable interest rate. Borrowings at June 30, 1999 had terms of twenty to forty-four months and fixed rates between 5.91% and 6.02%.

LIQUIDITY

NewMil manages its liquidity position to ensure that there is sufficient funding availability at all times to meet both anticipated and unanticipated deposit withdrawals, new loan originations, securities purchases and other operating cash outflows. The primary sources of liquidity are principal payments and maturities of securities and loans, short-term borrowings through repurchase agreements and Federal Home Loan Bank advances, net deposit growth and funds provided by operations. Liquidity can also be provided through sales of loans and available-for-sale securities.

Operating activities in 2000 provided net cash flows of $2.2 million, down from $5.6 million in 1999. During 2000 investing activities used net cash of $40.1 million, principally for loan advances and purchases and net security purchases. Financing activities provided net cash of $37.7 million, principally from increased deposits, borrowings and proceeds from the exercise of stock options, offset by shareholder dividends and purchases of treasury stock. Funds provided by operating activities and financing activities were utilized to fund investing activities.

Operating activities in 1999 provided net cash flows of $5.6 million, up from $3.6 million in 1998. During 1999 investing activities used net cash of $3.4 million, principally for loan advances and purchases and net security purchases. Financing activities used net cash of $19.7 million, principally to repay borrowings, pay shareholder dividends and purchases of treasury stock, offset by increased net deposits. Funds provided by operating activities coupled with $17.6 million decreased cash and cash equivalents, due primarily to a decrease in federal funds sold, were utilized to fund investing and financing activities.

At June 30, 2000, NewMil's liquidity ratio, as represented by cash, short-term available-for-sale securities, marketable assets, the ability to borrow against held-to-maturity securities and loans through unused FHLB and other short-term borrowing capacity, of approximately $186.6 million, to net deposits and short-term unsecured liabilities, was 52.5%, well in excess of NewMil's minimum guideline of 15%.

At June 30, 2000, NewMil had outstanding commitments to fund new loan originations of $5.3 million, construction mortgage commitments of $4.2 million and unused lines of credit of $24.8 million. These commitments will be met in the normal course of business. NewMil believes that its liquidity sources will continue to provide funding sufficient to support operating activities, loan originations and commitments, and deposit withdrawals.

ASSET/LIABILITY MANAGEMENT AND MARKET RISK

NewMil manages interest rate risk through an Asset Liability Committee comprised of senior management. The committee monitors exposure to interest rate risk on a quarterly basis using both a traditional gap analysis and an earnings simulation analysis. Traditional gap analysis identifies short- and long-term interest rate positions or exposure. Simulation analysis measures the amount of short-term earnings at risk under both rising and falling rate scenarios.

NewMil manages interest rate risk with the objective of maintaining a high and stable net interest margin under changing interest rate environments. Interest rate risk is measured using gap analysis, to identify short- medium- and long-term interest rate risk positions, and simulation analysis, to measure the amount of short-term earnings at risk under rising and falling interest rate scenarios. NewMil seeks to manage interestrate risk within limits approved by the Board of Directors.

The following table sets forth NewMil's interest rate sensitivity position, or gap position, at June 30, 2000, measured in terms of the volume of interest rate sensitive assets and liabilities that are subject to repricing in future time periods. For the purposes of this analysis, money market and savings deposits have been presented in the within 6 month category and NOW account deposits have been presented in the after 5 year category, although the interest rate elasticity of money market, savings and NOW deposits cannot be tied to any one time category. Non-accrual loans and overdrafts have been presented in the non-interest-bearing category. Significant variations may exist in the degree of interest rate sensitivity between individual asset and liability types within the repricing periods presented due to differences in their repricing elasticity relative to changes in the general level of interest rates.

  14
-----  NEWMIL BANCORP AND SUBSIDIARY



June 30, 2000                                                    Within         Within                        Non-
                                               Within 6            7-12            1-5        After      interest-
(dollars in thousands)                           months          months          years      5 years        bearing         Total
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS
Securities                                  $    19,378     $     6,225      $  71,637     $ 49,132       $ (2,065)    $ 144,307
Federal funds sold                                   --              --             --           --             --            --
Due from banks                                       99              --             --           --         12,524        12,623
Loans                                            73,878          29,307         79,528       42,390          3,609       228,712
Other assets                                         --              --             --           --          6,930         6,930
-----------------------------------------------------------------------------------------------------------------------------------
  Total assets                                   93,355          35,532        151,165       91,522         20,998       392,572
===================================================================================================================================
SOURCE OF FUNDS

Deposits
  Demand (non interest-bearing)                      --              --             --           --         20,703        20,703
  NOW accounts                                       --              --             --       43,950             --        43,950
  Money market                                   75,465              --             --           --             --        75,465
  Savings and other                              48,652              --             --           --             --        48,652
  Certificates of deposit                        65,461          33,557         31,800           38             --       130,856
Federal Home Loan Bank advances                  28,250           7,500             --           --             --        35,750
Other liabilities                                    --              --             --           --          2,871         2,871
Stockholders' equity                                 --              --             --           --         34,325        34,325
-----------------------------------------------------------------------------------------------------------------------------------
  Total sources of funds                        217,828          41,057         31,800       43,988         57,899     $ 392,572
-----------------------------------------------------------------------------------------------------------------------------------
Cumulative interest-rate sensitivity gap     $ (124,473)     $ (129,998)     $ (10,633)    $ 36,901       $     --
===================================================================================================================================
Percent of total assets                           (31.7)%         (33.1)%         (2.7)%        9.4%            --%


At June 30, 2000, its one year cumulative gap was -$130.0 million, or 33.1% of assets. A liability sensitive gap implies that NewMil's net interest margin could be adversely affected by a sudden increase in interest rates.

NewMil simulates earnings at risk over a twelve month horizon by ramping interest rates +/-200 basis points from the current rate environment. During the year ended June 30, 2000 interest rates did not move +/-200 basis points from their current rates. NewMil's asset/liability management responds to changes in interest rates and market conditions. The simulation analysis incorporates numerous assumptions about balance sheet changes, including growth and product mix, product pricing and the behavior of interest rates. NewMil's policy is to ensure that the change in net income over the twelve month horizon within the +/-200 basis point band will not decrease by 20% or more. The following table indicates that the estimated percentage change in net income over the next twelve month forecast, for June 30, 2000 and 1999, horizon is within NewMil's tolerance limit.

                                               % Change in
  Change                                        Net Income
  in Rate                                      2000     1999
---------------------------------------------------------------
 +200 bp                                      (8.6)%    2.9%
 -200 bp                                      (5.0)%   (9.5)%

Due to the numerous assumptions in the simulation analysis, actual results will differ from estimated results. Factors other than changes in interest rates could also impact net income. A significant factor in determining NewMil's ability to maintain its net interest margin in a changing interest rate environment is its ability to manage its core deposit rates. Essentially all of NewMil's deposit base is composed of local retail deposit accounts which tend to be somewhat less sensitive to moderate interest fluctuations than other funding sources and, therefore, provide a reasonably stable and cost-effective source of funds. The entry of new competitors into NewMil's market area may pressure NewMil to change its loan and deposit pricing which may negatively affect NewMil's net interest margin. NewMil structures its loan and securities portfolios to provide for portfolio repricing consistent with its interest rate risk objectives.

CAPITAL RESOURCES

During 2000 shareholders' equity increased $1,190,000, or 3.6%, to $34.3 million, while book value per share increased 5.3% to $9.52 at June 30, 2000. The increase in shareholders' equity resulted from earnings of $4,015,000 and proceeds from the exercise of stock options of $372,000, offset, in part, by treasury stock purchases of $1,514,000, dividend payments of $1,453,000 and a $230,000 increase in the adjustment to shareholders equity for net unrealized holding losses on securities.

In July 1996, April 1999, July 1999, December 1999 and February 2000 NewMil announced its intention to repurchase 406,989 (10% of the outstanding shares), 100,000, 50,000, 40,000 and 40,000 respectively, of it outstanding common stock in the open market and unsolicited negotiated transactions, including block purchases. The purpose of the repurchase plan is to offset the future dilution from shares issued upon the exercise of stock options under NewMil's stock option plans, and for general corporate purposes. During 2000 NewMil repurchased 128,190 shares, or 3.5%, of its outstanding shares of common stock, as of July 1, 1999. As of June 30, 2000 NewMil had repurchased 406,989 of its outstanding common stock, under the July 1996 plan, 190,000 of its outstanding common stock, under the April 1999, July 1999 and December 1999 plans, and 10,001 shares of its outstanding shares, under the February 2000 plan. This represents 95.3% of the total planned repurchases with total consideration of $6,526,000 being paid.

NewMil and the Bank are subject to minimum capital requirements established, respectively, by the Federal Reserve Board (the "FRB") and the FDIC. At June 30, 2000 NewMil's leverage capital ratio was 9.19% and its tier I and total risk-based capital ratios were 15.56% and 16.83%, respectively. At June 30, 2000 the Bank's leverage capital ratio was 9.05% and its tier I and total risk based capital ratios were 15.76% and 17.02%, respectively. NewMil and the Bank are categorized as "well capitalized". A well capitalized institution, which is the highest capital category for an institution as defined by the Prompt Corrective Action regulations issued by the FDIC and the FRB, is one which maintains a total risk-based ratio of 10% or above, a tier I risk-based ratio of 6% or above and a leverage ratio of 5% or above, and is not subject to any written order, written agreement, capital directive, or prompt corrective action directive to meet and maintain a specific capital level.

                                                                            15
                                           NEWMIL BANCORP AND SUBSIDIARY  -----

DIVIDEND RESTRICTIONS

NewMil's ability to pay dividends to its shareholders is dependent on the Bank's ability to pay dividends to NewMil. There are certain restrictions on the payment of dividends by the Bank to NewMil. Under Connecticut law a bank is prohibited from declaring a cash dividend on its common stock except from its net profit for the current year and retained net profits for the preceding two years. Consequently, the maximum amount of dividends payable by the Bank to NewMil at June 30, 2000 is $1,452,000. In some instances, further restrictions on dividends may be imposed on NewMil by the FRB.

In October 1994 NewMil resumed dividend payments with the payment of a $0.02 quarterly cash dividend, following a four year lapse. In October 1996, 1997 and 1998 NewMil increased its quarterly cash dividend to $0.06, $0.08 and $0.09, respectively. In July 1999 NewMil increased its quarterly dividend to $0.10. For 2000 total dividends of $0.40 per share were paid.

NewMil believes that the payment of cash dividends to its shareholders is appropriate, provided that such payment considers NewMil's capital needs, asset quality, and overall financial condition and does not adversely affect the financial stability of NewMil or the Bank. The continued payment of cash dividends by NewMil will be dependent on NewMil's future core earnings, financial condition and capital needs, regulatory restrictions, and other factors deemed relevant by the Board of Directors of NewMil.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

There were no new accounting pronouncements which are expected to impact NewMil at this time.

IMPACT OF INFLATION AND CHANGING PRICES

NewMil's financial statements have been prepared in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's per-formance than the effect of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. Notwithstanding this, inflation can directly affect the value of loan collateral, in particular real estate. Sharp decreases in real estate prices have, in past years, resulted in significant loan losses and losses on real estate acquired. Inflation, or disinflation, could significantly affect NewMil's earnings in future periods.



 16
-----  NEWMIL BANCORP AND SUBSIDIARY

Report of Independent Accountants

PRICEWATERHOUSECOOPERS [LOGO]

The Board of Directors and Shareholders
of NewMil Bancorp, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in shareholders' equity, and cash flows present fairly, in all material respects, the financial position of NewMil Bancorp, Inc. and its subsidiary at June 30, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2000 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of NewMil's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 2 to the consolidated financial statements, NewMil changed its method of accounting for derivative financial instruments in 1999.


/s/ PRICEWATERHOUSECOOPERS LLP

Hartford, Connecticut
July 19, 2000


                                                                            17
                                            NEWMIL BANCORP AND SUBSIDIARY  -----

Consolidated Balance Sheets

                                                                                                             June 30,
(dollars in thousands)                                                                         2000                           1999
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                                                     $  12,623                    $    9,719
Federal funds sold                                                                                ---                         3,167
------------------------------------------------------------------------------------------------------------------------------------
  Total cash and cash equivalents                                                              12,623                        12,886
Securities
  Available-for-sale at market                                                                104,528                        74,135
  Held-to-maturity at amortized cost (fair value: $38,005 and $42,911)                         39,779                        44,067
Loans (net of allowance for loan losses: $4,978 and $4,989)                                   223,734                       210,036
Other real estate owned                                                                           366                           333
Bank premises and equipment, net                                                                5,679                         6,238
Accrued interest income                                                                         2,747                         2,190
Deferred tax asset, net                                                                         2,000                         1,788
Other assets                                                                                    1,116                           444
------------------------------------------------------------------------------------------------------------------------------------
       Total Assets                                                                         $ 392,572                     $ 352,117
====================================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits
  Demand (non-interest bearing)                                                             $  20,703                     $  18,622
  NOW accounts                                                                                 43,950                        34,660
  Money market                                                                                 75,465                        71,252
  Savings and other                                                                            48,652                        49,443
  Certificates of deposit                                                                     130,856                       126,146
------------------------------------------------------------------------------------------------------------------------------------
       Total deposits                                                                         319,626                       300,123
Federal Home Loan Bank advances                                                                35,750                        15,000
Accrued interest and other liabilities                                                          2,871                         3,859
------------------------------------------------------------------------------------------------------------------------------------
       Total Liabilities                                                                      358,247                       318,982
------------------------------------------------------------------------------------------------------------------------------------
Commitments and contingencies                                                                     ---                           ---
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity
  Common stock - $.50 per share par value
    Shares authorized: 20,000,000
    Shares issued: 5,990,138                                                                    2,995                         2,995
  Paid-in capital                                                                              43,332                        43,773
  Retained earnings                                                                            13,199                        10,637
  Accumulated other comprehensive income, net                                                  (1,362)                       (1,132)
  Treasury stock, at cost: 2,384,113 and 2,325,924 shares                                     (23,839)                      (23,138)
------------------------------------------------------------------------------------------------------------------------------------
       Total Shareholders' Equity                                                              34,325                        33,135
------------------------------------------------------------------------------------------------------------------------------------
       Total Liabilities and Shareholders' Equity                                           $ 392,572                     $ 352,117
====================================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

  18
-----   NEWMIL BANCORP AND SUBSIDIARY

Consolidated Statements of Income

                                                                                                      Years ended June 30,
(in thousands except per share amounts)                                                        2000           1999           1998
------------------------------------------------------------------------------------------------------------------------------------
INTEREST AND DIVIDEND INCOME
  Interest and fees on loans                                                               $ 17,108       $ 15,426         $ 15,005
  Interest and dividends on securities                                                        7,915          8,235            8,886
  Interest on federal funds sold                                                                152            795              764
------------------------------------------------------------------------------------------------------------------------------------
    Total interest and dividend income                                                       25,175         24,456           24,655
------------------------------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE
  Deposits                                                                                    9,878         10,352           10,903
  Borrowed funds                                                                              1,233          1,455            1,293
------------------------------------------------------------------------------------------------------------------------------------
    Total interest expense                                                                   11,111         11,807           12,196
------------------------------------------------------------------------------------------------------------------------------------
Net interest and dividend income                                                             14,064         12,649           12,459
Provision for loan losses                                                                      (470)           100              250
------------------------------------------------------------------------------------------------------------------------------------
Net interest and dividend income after provision for loan losses                             14,534         12,549           12,209
------------------------------------------------------------------------------------------------------------------------------------
NON-INTEREST INCOME
  Service charges on deposit accounts                                                         1,329          1,154            1,122
  Gain on sale of branch                                                                         75            ---              ---
  Gain on sale of OREO                                                                           46          1,342              359
  Gain on sale of non-performing loan                                                           ---            ---              778
  Gains on sales of mortgage loans, net                                                         147            547              480
  Loan servicing fees                                                                            66             81              101
  Securities losses, net                                                                       (109)           ---             (271)
  Other                                                                                         339            310              295
------------------------------------------------------------------------------------------------------------------------------------
    Total non-interest income                                                                 1,893          3,434            2,864
------------------------------------------------------------------------------------------------------------------------------------
NON-INTEREST EXPENSE
  Salaries                                                                                    4,878          4,766            4,216
  Employee benefits                                                                             665          1,252            1,183
  Occupancy                                                                                     986            995            1,018
  Equipment                                                                                     919            779              922
  Professional, collections and OREO                                                            565            284              315
  Marketing                                                                                     327            216              235
  Insurance                                                                                     107             88               92
  Other                                                                                       1,889          2,058            1,939
------------------------------------------------------------------------------------------------------------------------------------
    Total non-interest expense                                                               10,336         10,438            9,920
------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes, cumulative effect of
  accounting change and extraordinary item                                                    6,091          5,545            5,153
Income tax provision                                                                          2,076          2,264            2,164
------------------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of accounting
  change and extraordinary item                                                               4,015          3,281            2,989
------------------------------------------------------------------------------------------------------------------------------------
Cumulative effect of change in
  accounting principle, net of taxes                                                            ---           (162)             ---
Extraordinary item, net of taxes                                                                ---            (87)             ---
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                 $  4,015       $  3,032         $  2,989
====================================================================================================================================
Diluted earnings per share
  Income before cumulative effect of accounting
    change and extraordinary item                                                         $    1.05       $    0.82        $   0.74
  Cumulative effect of change in
    accounting principle, net of taxes                                                          ---           (0.04)            ---
  Extraordinary item, net of taxes                                                              ---           (0.02)            ---
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                $    1.05       $    0.76        $   0.74
====================================================================================================================================
Basic earnings per share
  Income before cumulative effect of accounting
    change and extraordinary item                                                         $    1.10       $    0.87        $   0.78
  Cumulative effect of change in accounting
    principle, net of taxes                                                                     ---           (0.05)            ---
 Extraordinary item, net of taxes                                                               ---           (0.02)            ---
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                $    1.10       $    0.80        $   0.78
====================================================================================================================================
Dividends per share                                                                       $    0.40       $    0.35        $   0.30
====================================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.
                                                                                                                                19
                                                                                                                               ----
                                                                                      NEWMIL BANCORP AND SUBSIDIARY

 Consolidated Statements of Changes in Shareholders' Equity

                                                                                         Accumulated
                                                                                            other       Total
                                    Common Stock       Paid-in     Retained   Treasury  comprehensive shareholders'
 (dollars in thousands)            Shares    Amount    capital     earnings    stock       income      equity
--------------------------------------------------------------------------------------------------------------------
Balances at June 30, 1997        5,988,138   $2,994   $ 44,192    $  7,097    $(21,075)   $(1,489)   $ 31,719
Net income for year                   --       --         --         2,989        --         --         2,989
Change in net unrealized gains
  (losses) on securities,
  net of taxes                        --       --         --          --          --          284         284
Total comprehensive income                                                                              3,273
--------------------------------------------------------------------------------------------------------------------
Cash dividends paid                   --       --         --        (1,153)       --         --        (1,153)
Proceeds from exercise
  of stock options:
Issuance of new shares               2,000        1         12        --          --         --            13
Issuance of treasury stock            --       --         (312)       --           584       --           272
Proceeds from issuance
  of treasury stock                   --       --          (11)       --            61       --            50
Acquisition of treasury stock         --       --         --          --          (765)      --          (765)
--------------------------------------------------------------------------------------------------------------------
Balances at June 30, 1998        5,990,138    2,995     43,881       8,933     (21,195)    (1,205)     33,409
Net income for year                   --       --         --         3,032        --         --         3,032
Change in net unrealized gains
  (losses) on securities,
  net of taxes                        --       --         --          --          --           73          73
Total comprehensive income                                                                              3,105
--------------------------------------------------------------------------------------------------------------------
Cash dividends paid                   --       --         --        (1,328)       --         --        (1,328)
Proceeds from exercise
  of stock options:
Issuance of treasury stock            --       --         (108)       --           167       --            59
Acquisition of treasury stock         --       --         --          --        (2,110)      --        (2,110)
--------------------------------------------------------------------------------------------------------------------
Balances at June 30, 1999        5,990,138    2,995     43,773      10,637     (23,138)    (1,132)     33,135
Net income for year                   --       --         --         4,015        --         --         4,015
Change in net unrealized gains
  (losses) on securities,
  net of taxes                        --       --         --          --          --         (230)       (230)
Total comprehensive income                                                                              3,785
--------------------------------------------------------------------------------------------------------------------
Cash dividends paid                   --       --         --        (1,453)       --         --        (1,453)
Proceeds from exercise
  of stock options:
Issuance of treasury stock            --       --         (441)       --           813       --           372
Acquisition of treasury stock         --       --         --          --        (1,514)      --        (1,514)
--------------------------------------------------------------------------------------------------------------------
Balances at June 30, 2000        5,990,138   $2,995   $ 43,332    $ 13,199    $(23,839)   $(1,362)   $ 34,325
====================================================================================================================


         The accompanying notes are an integral part of the consolidated financial statements.

  20
------  NEWMIL BANCORP AND SUBSIDIARY

Consolidated Statements of Cash Flows

                                                                                               Years ended June 30,
(in thousands)                                                                            2000        1999        1998
------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
  Net income                                                                          $  4,015    $  3,032    $  2,989
  Adjustments to reconcile net income to net cash provided by operating activities:
    Provision for loan losses                                                             (470)        100         250
    Provision for OREO recoveries                                                         --           (82)        (55)
    Provision for depreciation and amortization                                            760         695         626
    Deferred income tax (benefit) provision                                                (94)        496         763
    Amortization and accretion of securities premiums and discounts, net                   155         763         185
    Securities losses, net                                                                 109        --           271
    Cumulative effect of accounting change, net                                           --           162        --
    Extraordinary loss on debt extinguishment, net                                        --            87        --
    Loans originated for sale                                                           (7,377)    (27,597)    (25,331)
    Proceeds from loans originated for sale                                              7,524      28,144      25,812
    Realized gains on loan sales, net                                                     (147)       (547)     (1,258)
    Realized gains on OREO sales, net                                                      (46)     (1,342)       (359)
    Realized gains on branch sale                                                          (75)       --          --
    (Increase) decrease in accrued interest income                                        (557)         69        (245)
    (Decrease) increase in accrued interest expense and other liabilities                 (988)      1,251        (166)
    (Increase) decrease in other assets, net                                              (596)        346         141
------------------------------------------------------------------------------------------------------------------------
       Net cash provided by operating activities                                         2,213       5,577       3,623
------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
  Proceeds from sales of securities available-for-sale                                   8,411      20,933      35,877
  Proceeds from sale of security held-to-maturity                                         --          --         7,325
  Proceeds from maturities and principal repayments of securities                        2,821      33,603      44,152
  Purchases of securities available-for-sale                                           (32,218)    (10,805)    (50,071)
  Proceeds from sales of mortgage backed securities available-for-sale                    --          --         1,042
  Purchases of mortgage backed securities:
    held-to-maturity                                                                      --       (18,198)       --
    available-for-sale                                                                 (21,540)    (15,598)    (93,403)
  Principal collected on mortgage backed securities                                     15,808      33,497      12,196
  Loan (advances) repayments, net                                                       (9,418)     (9,053)      2,427
  Purchase of loans                                                                     (4,164)    (38,556)       (644)
  Proceeds from sale of non-performing loan                                               --          --         1,835
  Proceeds from sales of OREO                                                              398       1,815       1,294
  Payments to improve OREO                                                                 (31)       (107)       (498)
  Purchases of Bank premises and equipment                                                (201)       (979)       (709)
------------------------------------------------------------------------------------------------------------------------
    Net cash used by investing activities                                              (40,134)     (3,448)    (39,177)
------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  Net increase in deposits                                                              19,503       6,247      18,485
  FHLB advances (repayments), net                                                       20,750     (22,587)     24,500
  Treasury stock purchased                                                              (1,514)     (2,110)       (765)
  Proceeds from Treasury Stock reissued                                                   --          --            50
  Cash dividends paid                                                                   (1,453)     (1,328)     (1,153)
  Proceeds from exercise of stock options                                                  372          59         285
------------------------------------------------------------------------------------------------------------------------
    Net cash provided (used) by financing activities                                    37,658     (19,719)     41,402
------------------------------------------------------------------------------------------------------------------------
    (Decrease) increase in cash and cash equivalents                                      (263)    (17,590)      5,848
Cash and federal funds sold, beginning of year                                          12,886      30,476      24,628
------------------------------------------------------------------------------------------------------------------------
Cash and federal funds sold, end of year                                              $ 12,623    $ 12,886    $ 30,476
========================================================================================================================

CASH PAID DURING YEAR
  Interest to depositors                                                              $  9,807    $ 10,344    $ 10,904
  Interest on borrowings                                                                 1,203       1,562       1,151
  Income taxes                                                                           1,723       2,285       1,115
NON-CASH TRANSFERS
  From securities held-to-maturity to securities available-for-sale                       --        21,509        --
  From loans to OREO                                                                       354         335         202
  Financed portion of OREO sales                                                           218        --           378

The accompanying notes are an integral part of the consolidated financial statements.


                                                                            21
                                            NEWMIL BANCORP AND SUBSIDIARY  -----

Notes to Consolidated Financial Statements


Note 1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

NewMil Bancorp, Inc. ("NewMil") is the bank holding company for New Milford Savings Bank (the "Bank"), a State chartered savings bank. NewMil's activity is currently limited to the holding of the Bank's outstanding capital stock and the Bank is the Company's only subsidiary and its primary investment. The Bank is a Connecticut chartered and Federal Deposit Insurance Corporation (the "FDIC") insured savings bank headquartered in New Milford, Connecticut. The Bank's principal business consists of attracting deposits from the public and using such deposits, with other funds, to make various types of loans and investments. The Bank conducts its business through 14 full service offices and 1 limited service office located in Litchfield, Fairfield and New Haven Counties. The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles. The following is a summary of significant accounting policies:

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include those of NewMil and its subsidiary after elimination of all intercompany accounts and transactions. Certain reclassifications have been made to prior years' amounts to conform with the 2000 financial presentation.

BASIS OF FINANCIAL STATEMENT PRESENTATION

The financial statements have been prepared in accordance with generally accepted accounting principles. In preparing the financial statements, management is required to make extensive use of estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of condition, and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of OREO in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and valuation of OREO, manage-ment obtains independent appraisals for significant properties.

NewMil's loans are generally collateralized by real estate located principally in Connecticut. In addition, substantially all OREO is located in Connecticut. Accordingly, the collectability of a substantial portion of the Company's loan portfolio and OREO through foreclosure is particularly susceptible to changes in market conditions.

While management uses available information to recognize losses on loans and OREO, future additions to the allowance or write-downs of OREO may be necessary based on changes in economic conditions, particularly in Connecticut. In addition, various regulatory agencies, as an integral part of their examination process, periodically review NewMil's allowance for loan losses and valuation of OREO. Such agencies may require NewMil to recognize additions to the allowance or write-downs based on their judgements of information available to them at the time of their examination.

SECURITIES

Securities that may be sold as part of NewMil's asset/liability or liquidity management or in response to or in anticipation of changes in interest rates and resulting prepayment risk, or for other similar factors, are classified as available-for-sale and carried at their fair market value. Unrealized holding gains and losses on such securities are reported net of related taxes, if applicable, as a separate component of shareholders' equity. Securities that NewMil has the ability and positive intent to hold to maturity are classified as held-to-maturity and carried at amortized cost. Realized gains and losses on the sales of all securities are reported in earnings and computed using the specific identification cost basis. Securities that NewMil has transferred from available-for-sale to held-to-maturity are carried at the fair value at the time of transfer, adjusted for subsequent amortization or accretion and net of applicable taxes.

LOANS

Loans are reported at their principal outstanding balance net of charge-offs, deferred loan origination fees and costs, and unamortized premiums or discounts on purchased loans. Loan origination and commitment fees and certain direct origination costs are deferred and recognized over the life of the related loan as an adjustment of yield, or taken into income when the related loan is sold.

Mortgage loans held-for-sale are valued at the lower of cost or market as determined by outstanding commitments from investors or current investor yield requirements calculated on the aggregate loan basis. Changes in the carrying value are reported in earnings as gains and losses on mortgage loans. Realized gains and losses on sales of mortgage loans are reported in earnings when the proceeds are received from investors.

The accrual of interest on loans, including impaired loans, is generally dis-continued when principal or interest is past due by 90 days or more, or earlier when, in the opinion of management, full collection of principal or interest is unlikely unless such loans are well collateralized and in the process of collec-tion. When a loan is placed on non-accrual status, interest previously accrued but not collected is charged against current income. Income on such loans, including impaired loans, is then recognized only to the extent that cash is received and future collection of principal is probable.

Loans, including impaired loans, are restored to accrual status when principal and interest payments are brought current and future payments are reasonably assured, following a sustained period of repayment performance by the borrower in accordance with the loan's contractual terms.

Troubled debt restructurings ("TDR") are renegotiated loans for which concessions, such as the reduction of interest rates, deferral of interest or principal payments, or partial forgiveness of principal and interest, have been granted due to a deterioration in a borrower's financial condition. Interest to be paid on a deferred or contingent basis is reported in earnings only as collected.

ALLOWANCE FOR LOAN LOSSES

NewMil periodically reviews the allowance for loan losses in order to maintain the allowance at a level sufficient to absorb credit losses. NewMil's review is based upon a detailed evaluation of the loan portfolio through a process which considers numerous factors, including estimated credit losses based upon internal and external portfolio reviews, delinquency levels and trends, estimates of the current value of underlying collateral, concentrations, portfolio volume and mix, changes in lending policy, historical loan loss experience, current economic conditions and examinations performed by regulatory authorities. The allowance for loan losses is increased through charges to earnings in the form of a provision for loan losses. When a loan or portion of a loan is determined to be uncollectible, the portion deemed uncollectible is charged against the allowance and subsequent recoveries, if any, are credited to the allowance. While NewMil uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in regional economic conditions and related factors.

NewMil measures impaired loans based on the present value of the expected future cash flows discounted at the loan's effective interest rate, or the fair value of the collateral, less estimated selling costs, if the loan is collateral dependent and foreclosure is probable. NewMil recognizes impairment by creating a valuation allowance. A loan is impaired when, based on current information, it is probable that NewMil will be unable to collect all amounts due according to the contractual terms of the loan. Smaller-balance homogeneous loans consisting of residential mortgages and consumer loans are evaluated for collectability by NewMil based on historical loss experience rather than on an individual loan-by-loan basis. Impaired loans are primarily commercial mortgages, collateralized by real estate.



  22
-----  NEWMIL BANCORP AND SUBSIDIARY

OTHER REAL ESTATE OWNED

Real estate acquired through foreclosure, forgiveness of debt and in lieu of debt, are stated at the lower of cost (principally loan amount) or fair value minus estimated selling expenses. When a loan is reclassified as real estate acquired any excess of the loan balance over its fair value less estimated selling costs is charged against the allowance for loan losses. Costs relating to the subsequent development or improvement of a property are capitalized, to the extent realizable. Holding costs and any subsequent provisions to reduce the carrying value of a property to fair value minus estimated selling expenses are charged to earnings and classified as real estate acquired expense. Fair value is determined by current appraisals.

INCOME TAXES

Deferred income taxes are provided for differences arising in the timing of income and expenses for financial reporting and for income tax purposes using the asset/ liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. NewMil provides deferred taxes for the estimated future tax effects attributable to temporary differencesand carryforwards when realization is assured beyond a reasonable doubt.

BANK PREMISES AND EQUIPMENT

Bank premises, furniture and equipment are carried at cost, less accumulated depreciation and amortization computed on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on the straight-line basis over the shorter of the estimated useful lives of the improvements or the term of the related leases.

STATEMENT OF CASH FLOWS

For the purpose of the Consolidated Statements of Cash Flows, cash and cash equivalents include cash and due from banks, interest-bearing deposits at other financial institutions and overnight federal funds sold.

COMPUTATION OF EARNINGS PER SHARE

Effective December 31, 1997, NewMil adopted the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS 128). SFAS 128 establishes standards for computing and presenting earnings per share ("EPS"). It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures. This statement was effective for financial statements issued for periods ending after December 15, 1997 and has been applied for all periods presented.

Basic earnings per share is computed using the weighted-average common shares outstanding during the year. The computation of diluted earnings per share is similar to the computation of basic earnings per share except the denominator is increased to include the number of additional common shares that would have been outstanding if dilutive potential common shares had been issued. The shares used in the computations for the three years ended June 30, were as follows:


(in thousands)                      2000    1999    1998
----------------------------------------------------------
Basic                              3,635   3,793   3,845
Effect of dilutive stock options     172     192     221
----------------------------------------------------------
Diluted                            3,807   3,985   4,066
==========================================================

SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information" (SFAS
131). Operating segment financial information is required to be reported on the basis that it is used internally for evaluating segment performance and allocation of resources. NewMil does not have any operating segments, as defined by SFAS 131, and therefore, has not disclosed the additional information.

PENDING BANK ACQUISITION AT JUNE 30, 2000

In May 2000, NewMil announced a definitive agreement to acquire Nutmeg Federal Savings and Loan Association ("Nutmeg"). Nutmeg is a federally chartered savings and loan association headquartered in Danbury, Connecticut. Nutmeg has $122.8 million in assets with four branch locations, two in Danbury, one in Bethel and one in Ridgefield Connecticut, as of June 30, 2000. Based on the terms of the agreement, Nutmeg shareholders will receive $8.25 per common share plus any net gain (after expenses and taxes payable) on Nutmeg's sale of certain loan servicing rights. Nutmeg shareholders will receive either cash or shares of NewMil common stock. Nutmeg's preferred shareholders will receive $14.4375 per preferred share plus any net gain (after expenses and taxes payable) on Nutmeg's sale of certain loan servicing rights NewMil expects to close the transaction, with a total purchase price of approximately $20.0 million, and complete the conversion during the quarter ending December 2000.

Note 2

SECURITIES
--------------------------------------------------------------------------------

Securities classified as available-for-sale (carried at fair value) were as follows:


                            Estimated     Gross     Gross
                                 fair  unrealized unrealized Amortized
(in thousands)                  value    gains     losses      cost
------------------------------------------------------------------------
June 30, 2000
U.S. Government Agency notes
  After 1 but within 5 years   $  9,822   $ 41   $   11   $  9,792
Corporate Bonds
  After 1 but within 5 years     22,034     98      263     22,199
Mortgage backed securities       68,787    346    1,967     70,408
Collateralized mortgage
  obligations                     1,120    --       197      1,317
------------------------------------------------------------------------
    Total debt securities       101,763    485    2,438    103,716
Equity securities                 2,765    --      --        2,765
------------------------------------------------------------------------
  Total securities
    available-for-sale         $104,528   $485   $2,438   $106,481
========================================================================
June 30, 1999
Mortgage backed securities     $ 70,106   $--    $1,438   $ 71,544
Collateralized mortgage
  obligations                     1,264    --       121      1,385
------------------------------------------------------------------------
    Total debt securities        71,370    --     1,559     72,929
Equity securities                 2,765    --      --        2,765
------------------------------------------------------------------------
  Total securities
    available-for-sale         $ 74,135   $--    $1,559   $ 75,694
========================================================================


                                                                            23
                                           NEWMIL BANCORP AND SUBSIDIARY  -----

Securities classified as held-to-maturity (carried at amortized cost) were as follows:

                                              Gross       Gross     Estimated
                                Amortized  unrealized   unrealized    fair
(in thousands)                    cost (a)    gains      losses       value
--------------------------------------------------------------------------------
June 30, 2000
Municipal bonds
  After 1 but within 5 years      $   250       $--      $   16      $   234
  After 10 years                   10,550                   912        9,638
Mortgage backed securities         21,064         4         397       20,671
Collateralized mortgage
  obligations                       7,915         6         459        7,462
--------------------------------------------------------------------------------
  Total securities
    held-to-maturity              $39,779      $ 10      $1,784      $38,005
================================================================================

June 30, 1999
Municipal bonds
  After 10 years                  $10,558       $--      $  866      $ 9,692
Mortgage backed securities         22,890        37        --         22,927
Collateralized mortgage
  obligations                      10,619        51         378       10,292
--------------------------------------------------------------------------------
  Total securities
    held-to-maturity              $44,067      $ 88      $1,244      $42,911
================================================================================

(a) Securities transferred from available-for-sale are carried at estimated fair value as of the transfer date and adjusted for subsequent amortization.

Cash proceeds and realized gains and losses from sales of securities were as follows:

                                          Cash     Realized  Realized
(in thousands)                           proceeds    gains    losses
----------------------------------------------------------------------
Year ended June 30, 2000
Mortgage backed securities
  Available-for-sale                     $ 8,411      $--      $109
======================================================================
Year ended June 30, 1999
Collateralized mortgage obligations
  Available-for-sale                     $20,933      $--      $274
======================================================================
Year ended June 30, 1998
U.S. Government Agency securities
  Available-for-sale                     $30,009      $10      $--
Mortgage backed securities
  Available-for-sale                       1,042       64       --
Collateralized mortgage obligations
  Available-for-sale                       5,868       --       242
  Held-to-maturity                         7,325       --       103
----------------------------------------------------------------------
Total                                    $44,244      $74      $345
======================================================================

In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 was modified by SFAS 137 to make the standard effective for all fiscal years beginning after June 15, 2000 (July 1, 2000 for NewMil). SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivative instruments are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. NewMil does not presently have any derivative or hedging instruments. NewMil has not had any derivative or hedging instruments in the past three years.

In 1999 NewMil adopted the provisions of SFAS 133 and under this provision reclassified securities totaling $21 million from held-to-maturity to available-for-sale, and then sold those securities. NewMil realized a loss, net of taxes, of $162,000 on the transfer and sale of these securities. This loss has been reported separately in net income as the cumulative effect of adopting SFAS 133. In past years these securities had experienced significant market price volatility. NewMil sold these securities to reduce it's exposure to market risk. At September 30, 1998 these securities were carried in the held-to-maturity category at $1,091,000 below cost, with a related unrealized loss, net of taxes, in shareholders' equity. The unrealized loss was generated as a result of having transferred them from available-for-sale to held-to-maturity at which time they were transferred at their then current market value, which was significantly below their amortized cost. The unrealized loss, at the date of transfer, was frozen and amortized as the related investments paid down.

During 1998 NewMil sold a collateralized mortgage obligation ("CMO") with an amortized cost of $7,428,000 which was classified as held-to-maturity and realized a loss of $103,000. NewMil had engaged a financial securities consultant to analyze this CMO. Based on this review NewMil determined that it was highly probable that NewMil would likely receive substantially less than the contractual interest on this CMO and that the CMO could experience a significant decline in market value. NewMil concluded that these and other changes in circumstances surrounding this CMO were isolated, non-recurring, and highly unusual, and could not have been reasonably anticipated.

At June 30, 2000 securities with a carrying value and market value aggregating approximately $786,000 and $747,000, respectively, were pledged as collateral against public funds.

Note 3

LOANS
--------------------------------------------------------------------------------

The composition of the loan portfolio was as follows:

                                                           June 30,
(in thousands)                                        2000            1999
----------------------------------------------------------------------------
Real estate mortgages
  One-four family residential                    $ 130,770       $ 128,371
  Five or more family residential                    4,185           6,152
  Commercial                                        51,633          37,456
  Land loans                                         1,995           2,410
Commercial and industrial                           17,404          18,211
Home equity lines of credit                         20,257          19,429
Installment and other                                2,439           2,850
----------------------------------------------------------------------------
  Total loans, gross                               228,683         214,879
Deferred loan origination fees and
  purchase premium, net                                 29             146
Allowance for loan losses                           (4,978)         (4,989)
----------------------------------------------------------------------------
  Total loans, net                               $ 223,734       $ 210,036
============================================================================

Impaired loans at June 30 (in thousands)
  With no valuation allowance                    $       2       $     453
  With valuation allowance                             502             300
----------------------------------------------------------------------------
  Total impaired loans                                 504             753
----------------------------------------------------------------------------
  Valuation allowance                                  234             173
  Commitments to lend additional amounts to
    impaired borrowers                                --              --
  Average impaired loans                               864             627
  Amount of impaired loans based on:
    Discounted cash flows                             --              --
    Collateral values                                  504             753

NewMil's loans consist primarily of residential and commercial real estate loans located principally in western Connecticut, NewMil's service area. NewMil offers a broad range of loan and credit facilities to borrowers in its service area, including residential mortgage loans, commercial real estate loans, construction loans, working capital loans, and a variety of consumer loans, including home equity lines of credit, and installment and collateral loans. All residential and commercial mortgage loans are collateralized by first or second mortgages on


 24
-----  NEWMIL BANCORP AND SUBSIDIARY

PAGE>

real estate. The ability and willingness of borrowers to satisfy their loan obligations is dependent in large part upon the status of the regional economy and regional real estate market. Accordingly, the ultimate collectability of a substantial portion of the NewMil's loan portfolio and the recovery of a substantial portion of OREO is susceptible to changes in market conditions.

Changes in the allowance for loan losses were as follows:

                                            Year ended June 30,
(in thousands)                       2000          1999          1998
-----------------------------------------------------------------------
Balance at beginning of year      $ 4,989       $ 5,004       $ 5,452
Provision for losses                 (470)          100           250
Charge-offs                          (177)         (176)         (706)
Recoveries                            636            61             8
-----------------------------------------------------------------------
Balance at end of year            $ 4,978       $ 4,989       $ 5,004
=======================================================================

Note 4

NON-PERFORMING ASSETS
--------------------------------------------------------------------------------

The components of non-performing assets were as follows:

                                                        June 30,
(in thousands)                                     2000        1999
---------------------------------------------------------------------
Non-accrual loans                                $  621      $1,051
Accruing loans past due 90 days or more             231         185
Accruing troubled debt restructured loans            --          --
---------------------------------------------------------------------
  Total non-performing loans                        852       1,236
Real estate acquired in settlement of loans         366         333
---------------------------------------------------------------------
  Total non-performing assets                    $1,218      $1,569
=====================================================================

The reductions in interest income associated with non-accrual loans were as follows:

                                               Year ended June 30,
(in thousands)                               2000     1999     1998
---------------------------------------------------------------------
Income in accordance with original terms      $68      $98      $77
Income recognized                              15       59       58
---------------------------------------------------------------------
Reduction in interest income                  $53      $39      $19
=====================================================================

Note 5

BANK PREMISES AND EQUIPMENT
---------------------------------------------------------------------

The components of NewMil's premises and equipment were as follows:

                                                     June 30,
(in thousands)                                    2000     1999
---------------------------------------------------------------------
Land                                           $ 1,140   $ 1,140
Buildings and improvements                       6,170     6,156
Equipment                                        3,103     3,112
Leasehold improvements                             403       459
---------------------------------------------------------------------
  Total cost                                    10,816    10,867
Accumulated depreciation and amortization       (5,137)   (4,629)
---------------------------------------------------------------------
Bank premises and equipment, net               $ 5,679   $ 6,238
=====================================================================

Note 6

BORROWINGS
---------------------------------------------------------------------

NewMil's borrowings consist of advances from the Federal Home Loan Bank of Boston and repurchase agreements with major brokerage firms that are primary dealers in government securities. Advances from the Federal Home Loan Bank of Boston at June 30, were as follows:

(in thousands)                           2000         1999       1998
---------------------------------------------------------------------
5.68% due March 3, 1999              $     --     $     --   $ 12,500
5.80% due March 3, 2000                    --           --     10,000
7.42% due July 1, 2000                  3,250           --         --
6.56% due July 5, 2000                  3,500           --         --
6.57% due July 12, 2000                 1,500           --         --
6.55% due July 19, 2000                 7,000           --         --
6.60% due July 26, 2000                 8,000           --         --
6.13% due August 16, 2000               5,000           --         --
5.91% due March 5, 2001                 7,500        7,500      7,500
6.02% due March 4, 2002                    --        5,000      5,000
6.00% due March 3, 2003                    --        2,500      2,500
---------------------------------------------------------------------
  Total                              $ 35,750     $ 15,000   $ 37,500
=====================================================================

In June 2000 NewMil began to offer repurchase agreements to its customers. These agreements are offered as an overnight or short-term investment for NewMil's customers. As of June 30, 2000 there were none outstanding.

NewMil has a pre-approved line of credit of up to 2% of total assets with the Federal Home Loan Bank of Boston ("FHLBB") under the FHLBB's IDEAL Way Line of Credit Program. These advances are one-day variable rate loans with automatic rollover. Under an agreement with the FHLBB NewMil is required to maintain qualified collateral, as defined in the FHLBB's Statement of Credit Policy, free and clear of liens, pledges and encumbrances, as collateral for the advances and the pre-approved line of credit. NewMil maintains qualified collateral in excess of the amount required to support the outstanding advances and the pre-approved line of credit at June 30, 2000.

During 1999 NewMil used the proceeds from the sale of securities to prepay $22.5 million of Federal Home Loan Bank fixed rate advances. NewMil incurred a gross prepayment fee of $147,000. The effect on the net income of this prepayment fee was $87,000, net of taxes, and has been reported in net income as an extraordinary item for this early extinguishment of debt.

Note 7

INCOME TAXES
-------------------------------------------------------------------------------

NewMil provides deferred taxes for the estimated future tax effects attributable to temporary differences and carryforwards when realization is more likely than not. The components of the income tax provision were as follows:

                                            Year ended June 30,
(in thousands)                           2000      1999      1998
-------------------------------------------------------------------------------
Current provision
  Federal                             $ 2,170   $ 1,498   $   888
  State                                    --       270       513
-------------------------------------------------------------------------------
    Total                               2,170     1,768     1,401
-------------------------------------------------------------------------------
Deferred (benefit) provision
  Federal                                 (94)       93       690
  State                                    --       403        73
-------------------------------------------------------------------------------
    Total                                 (94)      496       763
-------------------------------------------------------------------------------
  Income tax provision                $ 2,076   $ 2,264   $ 2,164
===============================================================================


                                                                              25
                                              NEWMIL BANCORP AND SUBSIDIARY ----

The following is a reconciliation of the expected federal statutory tax to the income tax provision:

                                                       Year ended June 30,
                                                  2000        1999         1998
--------------------------------------------------------------------------------
Income tax at statutory federal tax rate          34.0%       34.0%        34.0%
Connecticut Corporation tax, net of
  federal tax benefit                              0.0         8.4          7.5
Other                                              0.1        (1.6)         0.5
--------------------------------------------------------------------------------
Effective income tax rates                        34.1        40.8         42.0
================================================================================

The components of NewMil's net deferred tax asset were as follows:

(in thousands)                                               Federal     State
--------------------------------------------------------------------------------
June 30, 2000
Deferred tax assets
  Unrealized losses on securities available-for-sale
    and transferred to held-to-maturity                     $   702     $   155
  Bad debt expense, book                                      1,692         373
  Accrued pension expense                                       119          26
  Deferred income                                                93          20
  Other                                                         203          45
--------------------------------------------------------------------------------
    Total deferred tax assets                                 2,809         619
--------------------------------------------------------------------------------
Deferred tax liabilities
  Post Retirement Benefits                                      152          33
  Bad debt expense, tax                                         621         137
  Other                                                          36           6
--------------------------------------------------------------------------------
    Total deferred tax liabilities                              809         176
--------------------------------------------------------------------------------
  Net deferred tax asset                                      2,000         443
  Valuation reserve                                              --        (443)
--------------------------------------------------------------------------------
Net deferred tax asset                                      $ 2,000     $    --
================================================================================

June 30, 1999
Deferred tax assets
  Unrealized losses on securities available-for-sale
    and transferred to held-to-maturity                     $   584     $   146
  Capital loss carryforwards                                    143          35
  Bad debt expense, book                                      1,552         424
  Accrued pension expense                                        22           6
  Deferred income                                                66          18
  Other                                                         261          44
--------------------------------------------------------------------------------
    Total deferred tax assets                                 2,628         673
--------------------------------------------------------------------------------
Deferred tax liabilities
  Bad debt expense, tax                                         564         154
  Deferred income                                               133          34
--------------------------------------------------------------------------------
    Total deferred tax liabilities                              697         188
--------------------------------------------------------------------------------
  Net deferred tax asset                                      1,931         485
  Valuation reserve                                            (143)       (485)
--------------------------------------------------------------------------------
Net deferred tax asset                                      $ 1,788     $    --
================================================================================

The allocation of deferred tax expense involving items charged to current year income and items charged directly to shareholders' equity for the years ended June 30, are as follows:


(in thousands)                                               Federal     State
--------------------------------------------------------------------------------
June 30, 2000
Deferred tax benefit allocated to:
  Shareholders' equity                                        $(118)      $  --
  Income                                                        (94)         --
--------------------------------------------------------------------------------
Total deferred tax benefit                                    $(212)      $  --
================================================================================

June 30, 1999
Deferred tax expense allocated to:
  Shareholders' equity                                        $  28       $ 191
  Income                                                         93         403
--------------------------------------------------------------------------------
Total deferred tax expense                                    $ 121       $ 594
================================================================================

NewMil will only recognize a deferred tax asset when, based upon available evidence, realization is more likely than not. At June 30, 1999, NewMil recorded a valuation reserve of $143,000 representing capital loss carryforwards which were expected to expire. At June 30, 2000, no federal valuation allowance was necessary as the capital loss carryforwards expired.

At June 30, 2000 and June 30, 1999, a valuation allowance was established for the entire amount of the state deferred tax assets as a result of recently enacted Connecticut legislation. The new law permits banks to shelter certain mortgage income from the Connecticut corporation business tax through the use of a special purpose entity called a "passive investment company". In accordance with this legislation, NewMil formed a PIC, NMSB Mortgage Company, on January 1, 1999. The valuation allowance is necessary as no tax benefit is anticipated to be realized on the reversal of the state deferred tax assets.

The effective tax rate for the fiscal year ended June 30, 2000 of 34.1% reflects the first full year of the impact of the Connecticut legislation. The effective tax rate for the fiscal year ended June 30, 1999 of 40.8% reflects the reduction of state taxes for one-half of the year and the establishment of a full valuation allowance for the deferred state tax assets.

Note 8

RETIREMENT PLANS
--------------------------------------------------------------------------------

In February 1998, the FASB issued Statement of Financial Accounting Standards No. 132 (SFAS 132), "Employers' Disclosure about Pensions and Other Postretirement Benefits". SFAS 132 standardizes the disclosure requirements for pension and other postretirement benefits by requiring additional information to facilitate financial analysis and eliminate certain disclosures that are considered no longer useful. SFAS 132 supersedes the disclosure requirements of SFAS Nos. 87, 88 and 106. This Statement is effective for fiscal years beginning after December 15, 1997. Restatement of disclosures for earlier periods provided for comparative purposes is required unless the information is not readily available. NewMil adopted SFAS 132 as of July 1, 1998.

NewMil has a non-contributory defined benefit pension plan (the "Pension Plan") covering all eligible employees. Since September 1, 1993 benefit accruals have been suspended under the Pension Plan for all employees. The accrued benefits are primarily based on compensation and length of service. Pension Plan assets consist principally of cash, money market funds, bonds and equity securities. The funded status of the Pension Plan at March 31 was as follows:

                                                                   March 31,
(in thousands)                                                2000         1999
--------------------------------------------------------------------------------
Change in benefit obligation:
  Benefit obligation at beginning of year                  $ 6,240      $ 5,875
  Service cost                                                  --           --
  Interest cost                                                330          359
  Impact of assumption change                               (1,960)          --
  Experience (gain) loss                                      (141)          --
  Plan participants' contributions                              --           --
  Actuarial gain                                                --          221
  Benefits paid                                               (228)        (215)
--------------------------------------------------------------------------------
  Benefit obligation at end of year                          4,241        6,240
--------------------------------------------------------------------------------
Change in plan assets:
  Fair value of plan assets at beginning of year             8,623        7,821
  Actual return on plan assets                               1,396        1,017
  Employer contribution                                         --           --
  Plan participant's contribution                               --           --
  Benefits paid                                               (228)        (215)
--------------------------------------------------------------------------------
  Fair value of plan assets at end of year                   9,791        8,623
--------------------------------------------------------------------------------
  Funded status                                              5,550        2,383
  Unrecognized prior service cost                               --           --
  Unrecognized net actuarial (gain) loss                    (5,104)      (2,405)
  Unrecognized transition (asset) obligation                    --           --
--------------------------------------------------------------------------------
  Prepaid (Accrued) benefit cost                           $   446      $   (22)
================================================================================

 26
---- NEWMIL BANCORP AND SUBSIDIARY

                                                      Year ended June 30,
(dollars in thousands)                          2000         1999         1998
--------------------------------------------------------------------------------
Weighted-average assumptions:
  Discount rate                                  7.5%         6.0%         6.0%
  Expected return on plan assets                 8.5%         6.0%         6.0%
Components of net periodic cost:
  Interest cost                                $ 330        $ 359        $ 314
  Expected return on plan assets                (623)        (462)        (362)
  Recognized net gain                           (175)         (75)         (32)
--------------------------------------------------------------------------------
    Net pension income                         $(468)       $(178)       $ (80)
================================================================================

NewMil was measuring net periodic pension cost for the first two quarters of the fiscal year 2000 under the premise that the plan would be terminated at sometime in fiscal 2000. During the quarter ended December 31, 1999, NewMil made a strategic decision not to terminate the plan and will continue the plan in a frozen status. This change in strategy was deemed a significant event per paragraph 53 of SFAS No. 87 "Employers' Accounting for Pensions" which necessitated a change in measurement assumptions. These different measurement assumptions resulted in $468,000 of pension income during the year.

No contributions were made to the Pension Plan in 2000, 1999 or 1998. NewMil has a supplemental pension plan which provides retirement benefits to a key employee who is not included in the Pension Plan.

NewMil has a 401(k) Savings Retirement Plan covering all eligible employees. Participants may contribute up to 15% of their compensation, subject to a maximum of $10,000 per year in 2000. Effective January 1, 2000, NewMil amended the 401(k) Savings Retirement Plan in order to adopt the provisions of the IRS safe harbor rules. For the period from July 1, 1999 to December 31, 1999 NewMil contributed amounts equal to 50% of annual employee contributions up to 6% of participants' compensation. Since January 1, 2000, NewMil contributes amounts equal to 100% of annual employee contributions up to 3% of participants' compensation and 50% of the next 2% of annual employee contributions of participants' compensation. Since the amendment to the Plan, employees are fully vested in NewMil's contributions. NewMil contributed $99,759, $79,196 and $74,875 to the Plan in 2000, 1999 and 1998, respectively. This plan allows for NewMil to make non-contributory profit sharing contributions. No profit sharing contributions were made in 2000, 1999 or 1998.

NewMil provides post-retirement health benefits for current retirees and eligible employees. Post-retirement life insurance benefits are provided for employees that were eligible for retirement as of October 1, 1993 and current retirees. The cost of post-retirement health care benefits is shared by NewMil and the retiree, and benefits are based on deductible and coinsurance provisions. The post-retirement life insurance benefits are non-contributory, and benefits are based on a percentage of the base pay at retirement. Effective October 1, 1993 NewMil suspended certain post-retirement benefits and introduced a co-pay provision for new employees hired on or after October 1, 1993. NewMil does not advance-fund its post-retirement health care and life insurance benefit plan. Post-retirement expense for 2000, 1999 and 1998 was $67,315, $60,000 and $50,000, respectively.

Note 9

SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional and discretionary actions by the regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regula-tory framework for prompt corrective action, the Bank must meet specific guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tier 1 capital (as defined) to average assets (as defined) and total and Tier 1 capital (as defined) to risk-weighted assets (as defined). Management believes, as of June 30, 2000, that the Bank meets all capital adequacy requirements to which it is subject.

The Bank was classified, as of its most recent notification, as "well capitalized". At June 30, 2000, the Bank's actual regulatory capital position as compared to both the capital position as defined "For Capital Adequacy Purposes" and "To Be Well Capitalized Under Prompt Corrective Action Provisions" is as follows:

                                                                                                       For Capital
                                    Actual                                                          Adequacy Purposes
(dollars in thousands)        Amount      Ratio                                      Amount                                Ratio
-----------------------------------------------------------------------------------------------------------------------------------
As of June 30, 2000
  Tier one leverage          $35,146       9.05%           greater than or equal to $ 15,533   greater than or equal to      4.00%
  Tier one risk-based         35,146      15.76            greater than or equal to    8,922   greater than or equal to      4.00
  Total risk-based            37,961      17.02            greater than or equal to   17,843   greater than or equal to      8.00

As of June 30, 1999
  Tier one leverage           34,268       9.53            greater than or equal to   14,381   greater than or equal to      4.00
  Tier one risk-based         34,268      18.13            greater than or equal to    7,319   greater than or equal to      4.00
  Total risk-based            36,662      19.40            greater than or equal to   14,639   greater than or equal to      8.00

                                                                                                 To Be Well Capitalized
                                                                                                 Under Prompt Corrective
                                                                                                    Action Provisions
                                                                                    Amount                                  Ratio
-----------------------------------------------------------------------------------------------------------------------------------
As of June 30, 2000
  Tier one leverage                                     greater than or equal to   $19,416   greater than or equal to       5.00%
  Tier one risk-based                                   greater than or equal to    13,382   greater than or equal to       6.00
  Total risk-based                                      greater than or equal to    22,304   greater than or equal to      10.00

As of June 30, 1999
  Tier one leverage                                     greater than or equal to    17,977   greater than or equal to       5.00
  Tier one risk-based                                   greater than or equal to    10,979   greater than or equal to       6.00
  Total risk-based                                      greater than or equal to    18,298   greater than or equal to      10.00

RESTRICTIONS ON SUBSIDIARY'S DIVIDENDS AND PAYMENTS

NewMil's ability to pay dividends is dependent on the Bank's ability to pay dividends to NewMil. There are certain restrictions on the payment of dividends and other payments by the Bank to NewMil. Under Connecticut law the Bank is prohibited from declaring a cash dividend on its common stock except from its net profit for the current year and retained net profits for the preceding two years. Consequently, the maximum amount of dividends payable by the Bank to NewMil at June 30, 2000 is $1,452,000. In some instances, further restrictions on dividends may be imposed on NewMil by the FRB.

In July 1996, April 1999, July 1999, December 1999 and February 2000 NewMil announced its intention to repurchase 406,989 (10% of the outstanding shares), 100,000, 50,000, 40,000 and 40,000 respectively, of its outstanding common stock in the open market and unsolicited negotiated transactions, including block purchases. The purpose of the repurchase plan is to offset the future dilution from shares issued upon the exercise of stock options under NewMil's stock option plans, and for general corporate purposes. During 2000 NewMil repurchased 128,190 shares, or 3.5%, of its outstanding shares of common stock, as of July 1, 1999. As of June 30, 2000 NewMil had repurchased 406,989 of its outstanding common stock, under the July 1996 plan, 190,000 of its outstanding common stock, under the April 1999, July 1999 and December 1999 plans, and 10,001 shares of its outstanding shares, under the February 2000 plan. This represents 95.3% of the total planned repurchases with total consideration of $6,526,000 being paid.

                                                                             27
                                                                            ----

Note 10

COMPREHENSIVE INCOME
--------------------------------------------------------------------------------

Effective July 1, 1998, NewMil adopted the provisions of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130). SFAS 130 establishes standards for reporting and display of comprehensive income and its components. Comprehensive income includes net income and any changes in equity from non-owner sources that are not recorded in the income statement (such as changes in net unrealized gains (losses) on securities). The purpose of reporting comprehensive income is to report a measure of all changes in equity of an enterprise that result from recognized transactions and other economic events of the period other than transactions with owners in their capacity as owners. NewMil's one source of other comprehensive income is the net unrealized gain (loss) on securities.

The components of comprehensive income are as follows:

                                                        Years ended June 30,
(in thousands)                                        2000      1999      1998
--------------------------------------------------------------------------------
Comprehensive income
  Net income                                       $ 4,015   $ 3,032   $ 2,989
  Net unrealized (losses) gains on securities
    during period                                     (230)       73       284
--------------------------------------------------------------------------------
Comprehensive income                               $ 3,785   $ 3,105   $ 3,273
================================================================================

The components of other comprehensive income, and related tax effects are as follows:
                                                  Before         Tax    Net of
                                                     tax   (expense)       tax
(in thousands)                                    amount     benefit    amount
------------------------------------------------------------------------------
Year ended June 30, 2000
Net unrealized losses on securities
  available-for-sale arising during the period     $  (501)  $  170    $ (331)
Reclassification adjustment for realized loss
  included in net income                               109      (37)       72
Accretion of unrealized loss on securities
  transferred from available-for-sale to
  held-to-maturity                                      44      (15)       29
--------------------------------------------------------------------------------
Net unrealized losses on securities
  during period                                    $  (348)  $  118    $ (230)
================================================================================

Year ended June 30, 1999
Net unrealized losses on securities
  available-for-sale arising during the period     $(1,417)  $  524    $ (893)
Reclassification adjustment for realized
  loss included in net income                          274     (112)      162
Accretion of unrealized loss on securities
  transferred from available-for-sale to
  held-to-maturity and subsequently
  sold (Note 2)                                      1,030     (412)      618
Accretion of unrealized loss on securities
  transferred from available-for-sale to
  held-to-maturity                                     405     (150)      255
Impact of change in effective tax rate                  --      (69)      (69)
--------------------------------------------------------------------------------
Net unrealized gains on securities
  during period                                    $   292   $ (219)   $   73
================================================================================

                                                 Before        Tax     Net of
                                                    tax   (expense)       tax
(in thousands)                                    amount    benefit    amount
--------------------------------------------------------------------------------
Year ended June 30, 1998
Net unrealized gains on securities
  available-for-sale arising during the period     $   386   $ (154)   $  232
Reclassification adjustment for realized
  loss included in net income                         (271)     108      (163)
Accretion of unrealized loss on securities
  transferred from available-for-sale to
  held-to-maturity                                     358     (143)      215
--------------------------------------------------------------------------------
Net unrealized gains on securities
  during period                                    $   473   $ (189)   $  284
================================================================================

Note 11

RELATED PARTY TRANSACTIONS
--------------------------------------------------------------------------------

In the normal course of business the Bank has granted loans to executive officers, directors, principal shareholders and associates of the foregoing persons considered to be related parties. Changes in loans to executive officers, directors and their related associates are as follows (there are no loans to principal shareholders):
                                                           Year ended June 30,
(in thousands)                                               2000      1999
--------------------------------------------------------------------------------
Balance, beginning of year                                  $ 556     $ 615
Advances                                                      245       160
Repayments                                                   (156)     (219)
--------------------------------------------------------------------------------
Balance, end of year                                        $ 645     $ 556
================================================================================

Note 12

STOCK OPTIONS
--------------------------------------------------------------------------------
NewMil's 1986 Stock Option and Incentive Plan ("1986 Plan") authorizes the granting of both incentive and non-incentive options and stock appreciation rights (SARs) to officers and other key employees by the Salary and Benefits Committee of the Board. During the last three years there were no SARs granted to any employee under the 1986 Plan by the Salary and Benefits Committee of the Board. The 1986 Plan provides for the granting of options to purchase shares of Common Stock for terms of up to 10 years at an exercise price not less than 85% of the fair market value of NewMil's stock on the date of the grant. The options are fully vested at the time of the grant, except for 75,000 options that were issued under an Employment Agreement. These options became vested in March 1995, 1996 and 1997 in three equal traunches of 25,000 each. Changes in outstanding stock option and SARS were as follows:

                                                              Weighted
                                                               average
                                             Number of        exercise
                                               options           price
--------------------------------------------------------------------------------
June 30, 1997                                  369,536         $ 4.835
  Granted                                           --
  Exercised                                    (52,701)          5.362
  Lapsed                                        (1,084)          6.726
--------------------------------------------------------------------------------
June 30, 1998                                  315,751           4.953
  Granted                                       25,000          12.438
  Exercised                                    (14,400)          5.362
  Lapsed                                           --
--------------------------------------------------------------------------------
June 30, 1999                                  326,351           5.562
  Granted                                       54,500          10.926
  Exercised                                    (66,001)          5.465
  Lapsed                                        (1,500)          7.375
--------------------------------------------------------------------------------
June 30, 2000                                  313,350         $ 6.507
================================================================================


  28
----- NEWMIL BANCORP AND SUBSIDIARY

All stock options outstanding as of June 30, 2000 were exercisable. As of June 30, 2000 options to purchase 23,548 shares of Common Stock were available to be granted under the 1986 Stock Option and Incentive Plan.

NewMil's 1992 Stock Option Plan for Outside Directors ("1992 Plan") provides for automatic grants of options to non-employee directors who were participants on the effective date of the plan and were reelected as non-employee directors. At the annual meeting in 1995 the plan was amended so that all non-employee directors would be granted 2,000 options at June 30th of each subsequent year. The 1992 Plan provides for the granting of options to purchase shares of Common Stock for terms of up to 10 years at an exercise price of not less than the fair market value (average of the bid and ask price) of NewMil's stock on the date of the grant. The options are fully vested six months after the time of the grant. Changes in outstanding stock options were as follows:

                                                              Weighted
                                                               average
                                           Number of          exercise
                                             options             price
--------------------------------------------------------------------------------
June 30, 1997                                 96,000          $  4.898
  Granted                                     17,000            12.783
  Lapsed                                          --                --
--------------------------------------------------------------------------------
June 30, 1998                                113,000             6.085
  Granted                                     14,000            11.031
  Lapsed                                          --                --
--------------------------------------------------------------------------------
June 30, 1999                                127,000             5.414
  Granted                                      3,000            10.938
  Exercised                                   (4,000)            3.000
  Lapsed                                          --                --
--------------------------------------------------------------------------------
June 30, 2000                                126,000          $  6.848
================================================================================

All stock options outstanding as of June 30, 2000 were exercisable. As of June 30, 2000 there were no options to purchase shares of Common Stock available to be granted under the 1992 Stock Option Plan for Outside Directors.

The following table summarizes information about NewMil's Employee and Director Stock Option Plans, as of June 30, 2000:

                               Number of      Weighted
                                 options       average        Weighted
               Range of      outstanding     remaining         average
               exercise              and   contractual        exercise
                  price      exercisable          life           price
--------------------------------------------------------------------------------
     $ 3.00   -  $ 5.99          212,350           3.0         $  3.70
       6.00   -    8.99          102,500           5.6            6.65
       9.00   -   11.99           82,500           8.8           10.98
      12.00   -   12.84           42,000           8.0           12.58
--------------------------------------------------------------------------------
                                 439,350          5.15         $  6.60
================================================================================

Effective July 1, 1996 NewMil adopted Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" (SFAS 123). As permitted by SFAS 123 NewMil has chosen to apply APB Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its Plans. Accordingly, no compensation expense has been recognized for options granted under its Plans. Had compensation cost for the NewMil's Plans been determined based on the fair value at the grant dates for awards under the Plans consistent with the method of SFAS 123, NewMil's net income and diluted earnings per share would have been reduced to the proforma amounts indicated below.

                                                Net income      Earnings per
Year ended June 30,                          (in thousands)   share, diluted
--------------------------------------------------------------------------------
2000
  As reported                                      $ 4,015            $ 1.05
  Pro forma                                          3,808              1.00
1999
  As reported                                        3,032              0.76
  Pro forma                                          2,918              0.73
1998
  As reported                                        2,989              0.74
  Pro forma                                          2,938              0.72

The fair value of each option grant was estimated on the date of grant using the Roll-Geske Model for pricing American call options with dividends, with the following weighted average assumptions used for grants:

                                                     2000     1999      1998
--------------------------------------------------------------------------------
Dividend yield                                       3.64%    2.35%     1.54%
Expected volatility                                 38.00    28.59     30.00
Risk-free interest rate                              6.03     5.89      5.37
Expected lives, years                                   8       10        10
Fair value of options granted during year          $ 4.38   $ 4.43    $ 5.06


Note 13

COMMITMENTS AND CONTINGENT LIABILITIES
--------------------------------------------------------------------------------

In the normal course of business there are various commitments and contingent liabilities outstanding pertaining to the purchase and sale of securities and the granting of loans and lines of credit which are not reflected in the accompanying financial statements. At June 30, 2000 NewMil had commitments under outstanding construction mortgages of $4,154,000, unused lines of credit of $24,813,000 and outstanding commitments to fund loans of $5,338,000. At June 30, 1999 NewMil had commitments under outstanding construction mortgages of $2,697,000, unused lines of credit of $23,879,000 and outstanding commitments to fund loans of $6,104,000. NewMil does not anticipate any material losses as a result of these transactions. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. NewMil's exposure to credit loss in the event of non-performance by the other party to the commitment is represented by the contractual amount of the instrument. The exposure to credit loss is limited by evaluating the customer's credit worthiness on a case-by-case basis and by obtaining collateral if deemed necessary. Collateral held generally includes residential and commercial properties. NewMil generally requires an initial loan to value ratio of no greater than 80% when real estate collateralizes a loan commitment.

NewMil and its subsidiaries are defendants in proceedings arising out of, and incidental to, activities conducted in the normal course of business. In the opinion of management, resolutions of these matters will not have a material effect on NewMil's financial condition, results of operations or cash flows.

NewMil leases facilities under operating leases which expire at various dates through 2004. The leases have varying renewal options, generally require a fixed annual rent, and provide that real estate taxes, insurance, and maintenance are to be paid by NewMil. Rent expense totaled $243,349, $253,234 and $232,240 for 2000, 1999 and 1998, respectively. Future minimum lease payments at June 30, 2000 are as follows:

2001                              $   251,273
2002                                  241,639
2003                                  185,704
2004                                  182,371
2005                                  122,329
After 2005                            110,321
----------------------------------------------
                                  $ 1,093,636
==============================================

                                                                            29
                                           NEWMIL BANCORP AND SUBSIDIARY  -----

Note 14

ESTIMATED FAIR VALUES OF FINANCIAL INSTRUMENTS
--------------------------------------------------------------------------------

Statement of Financial Accounting Standards No. 107 "Disclosures About Fair Value of Financial Instruments" (SFAS 107), requires NewMil to disclose fair value information for certain of its financial instruments, including loans, securities, deposits, borrowings and other such instruments. Quoted market prices are not available for a significant portion of NewMil's financial instruments and, as a result, the fair values presented may not be indicative of net realizable or liquidation values. Fair values are estimates derived using present value or other valuation techniques and are based on judgements regarding future expected loss experience, current economic conditions, risk characteristics, and other factors. In addition, fair value estimates are based on market conditions and information about the financial instrument at a specific point in time. Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Such items include mortgage servicing, core deposit intangibles and other customer relationships, premises and equipment, foreclosed real estate and income taxes. In addition, the tax ramifications relating to the realization of the unrealized gains and losses may have a significant effect on fair value estimates and have not been considered in the estimates.

The following is a summary of the methodologies and assumptions used to estimate the fair value of NewMil's financial instruments pursuant to SFAS 107.

Cash, cash equivalents and other: The fair value of cash and due from banks, deposits with banks, federal funds sold, accrued interest receivable, securities sold under repurchase agreements and accrued interest payable, is considered to approximate the book value due to their short-term nature and negligible credit losses.

Securities: Fair value of securities available-for-sale and held-for-sale were determined by secondary market and independent broker quotations.

Loans: Fair values for residential mortgage and consumer installment loans were estimated by discounting cash flows, adjusted for prepayments. The discount rates used for residential mortgages were secondary market yields net of servicing and adjusted for risk. The discount rates used for consumer install-ment loans were current rates offered by NewMil. Fair values for commercial loans were estimated by assessing credit risk and interest rate risk. Such loans were valued by discounting estimated future cash flows at a rate that incorporates both interest and credit risk.

Deposit liabilities: The fair value for demand, savings and certain money market deposits is equal to the amount payable on demand at the balance sheet date which is equal to the carrying value. The fair value of certificates of deposit was estimated by discounting cash flows using rates currently offered by NewMil for deposits of similar remaining maturities.

Borrowings: The fair value for borrowings was estimated by discounting cash flows using rates currently offered by lenders for borrowings of similar remaining maturities.

The carrying values and estimated fair values of NewMil's financial instruments are as follows:

                                                                                           June 30,
                                                                            2000                             1999
----------------------------------------------------------------------------------------------------------------------------------
                                                                  Carrying  Estimated fair        Carrying    Estimated fair
(in thousands)                                                       value           value           value             value
----------------------------------------------------------------------------------------------------------------------------------
FINANCIAL ASSETS
  Cash and due from banks                                         $ 12,623        $ 12,623        $  9,719         $  9,719
  Federal funds sold                                                    --              --           3,167            3,167
  Securities available for sale                                    104,528         104,528          74,135           74,135
  Securities held to maturity                                       39,779          38,005          44,067           42,911
  Loans                                                            228,683         223,768         214,879          212,488
  Allowance for loan losses                                         (4,978)             --          (4,989)              --
  Deferred loan origination fees and purchase premium, net              29              --             146               --
----------------------------------------------------------------------------------------------------------------------------------
  Loans, net                                                       223,734         223,768         210,036          212,488
  Accrued interest receivable                                        2,747           2,747           2,190            2,190
FINANCIAL LIABILITIES
  Deposits
    Demand (non-interest bearing)                                 $ 20,703        $ 20,703        $ 18,622         $ 18,622
    NOW accounts                                                    43,950          43,950          34,660           34,660
    Money market                                                    75,465          75,465          71,252           71,252
    Savings and other                                               48,652          48,652          49,443           49,443
    Certificates of deposit                                        130,856         131,040         126,146          126,971
----------------------------------------------------------------------------------------------------------------------------------
       Total deposits                                              319,626         319,810         300,123          300,948
  FHLB advances                                                     35,750          35,703          15,000           14,855
  Accrued interest payable                                             234             234             133              133

  30
-----  NEWMIL BANCORP AND SUBSIDIARY


Note 15

NEWMIL BANCORP, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION
-----------------------------------------------------------------------------------------------------------------------------------

The unconsolidated balance sheets of NewMil Bancorp, Inc. at June 30, 2000 and 1999 and its statements of income and cash flows for each of the three years in the period ended June 30, 2000 are presented as follows:

BALANCE SHEETS
                                                                                                    June 30,
(in thousands)                                                                                  2000       1999
-----------------------------------------------------------------------------------------------------------------------------------
Assets
  Due from bank                                                                              $   497    $   329
  Investment in New Milford Savings Bank                                                      33,081     32,171
  Other assets                                                                                   815        673
-----------------------------------------------------------------------------------------------------------------------------------
    Total Assets                                                                             $34,393    $33,173
===================================================================================================================================

Liabilities and Shareholders' Equity
  Liabilities                                                                                $    68    $    38
  Shareholders' equity                                                                        34,325     33,135
-----------------------------------------------------------------------------------------------------------------------------------
    Total Liabilities and Shareholders' Equity                                               $34,393    $33,173
===================================================================================================================================

STATEMENTS OF INCOME
                                                                                                   Years ended June 30,
(in thousands)                                                                                  2000       1999       1998
-----------------------------------------------------------------------------------------------------------------------------------
Fee income                                                                                   $    --    $   100   $     --
Dividends from subsidiary                                                                      2,904      3,682      1,155
Expenses                                                                                         148        175        163
-----------------------------------------------------------------------------------------------------------------------------------
Income before taxes and undistributed net income of subsidiary                                 2,756      3,607        992
Income tax benefit                                                                                --         --         --
-----------------------------------------------------------------------------------------------------------------------------------
Income before equity in undistributed net income of subsidiary                                 2,756      3,607        992
Equity in undistributed (equity distributed in excess of) net income of
  subsidiary                                                                                   1,259       (575)     1,997
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                   $ 4,015    $ 3,032    $ 2,989
===================================================================================================================================
STATEMENTS OF CASH FLOWS
                                                                                                   Years ended June 30,
(in thousands)                                                                                  2000       1999       1998
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                   $ 4,015    $ 3,032    $ 2,989
Adjustments to reconcile net income to net cash provided by operating activities:
  Equity in undistributed (equity distributed in excess of) net income of subsidiary          (1,259)       575     (1,997)
  Other                                                                                            7         26        (26)
-----------------------------------------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                                                  2,763      3,633        966
-----------------------------------------------------------------------------------------------------------------------------------
Financing Activities:
  Cash dividends paid                                                                         (1,453)    (1,328)    (1,153)
  Proceeds from Treasury Stock issued                                                             --         --         50
  Treasury stock purchased                                                                    (1,514)    (2,110)      (765)
  Proceeds from exercise of stock options                                                        372         59        285
-----------------------------------------------------------------------------------------------------------------------------------
    Net cash used by financing activities                                                     (2,595)    (3,379)    (1,583)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                                 168        254       (617)
Cash and cash equivalents, beginning of year                                                     329         75        692
-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                                       $   497    $   329    $    75
===================================================================================================================================


                                                                            31
                                            NEWMIL BANCORP AND SUBSIDIARY  -----


Board of Directors
NewMil Bancorp, Inc., and New Milford Savings Bank
===================================================================================================================================

FRANCIS J. WIATR                 HERBERT E. BULLOCK                  LAURIE G. GONTHIER                 BETTY F. PACOCHA
Chairman, President and CEO      Echo Bay Marina                     Vice President                     Executive Vice President
NewMil Bancorp                                                       PaineWebber, Inc.                  and Secretary
                                 JOSEPH CARLSON II                                                      New Milford Savings Bank
Chairman, President and CEO      Former Vice Chairman and CFO        ROBERT J. MCCARTHY
New Milford Savings Bank         Centerbank and Center Financial     Former Chairman                    Secretary
                                                                     Norco, Inc.                        NewMil Bancorp
WILLIS H. BARTON, JR.            KEVIN L. DUMAS
Retired Retailing Executive      Certified Public Accountant         SUZANNE L. POWERS                  MARY C. WILLIAMS
                                                                     Attorney, Powers and Powers        Retired Executive
Officers
NewMil Bancorp
===================================================================================================================================

FRANCIS J. WIATR                 B. IAN MCMAHON                      BETTY F. PACOCHA
Chairman, President and CEO      Chief Financial Officer and         Secretary
                                 Treasurer
Officers
New Milford Savings Bank
===================================================================================================================================

FRANCIS J. WIATR                 ROBERTA J. REED                     ARTHUR J. MURPHY, JR.              PATRICIA A. OLSON
Chairman, President and CEO      Senior Vice President               Vice President and Comptroller     Assistant Vice President
                                 Residential Lending                                                    Business Development Officer
BETTY F. PACOCHA                                                     JOSEPH S. NOVAK
Executive Vice President and     TERRENCE J. SHANNON                 Vice President                     LOIS V. PIKE
Secretary                        Senior Vice President               Data Processing                    Assistant Vice President
                                 Information Technology                                                 Loan Administration
B. IAN MCMAHON                                                       MARLENE B. WARREN
Senior Vice President and        WILLIAM S. BARNHART                 Vice President                     AMY K. SHEA
Chief Financial Officer          Vice President                      Branch Administration              Assistant Vice President
                                 Commercial Lending                                                     Residential Lending
MARY J. AKINS                                                        WALTER A. WHITNEY
Senior Vice President            VIRGINIA M. DEXTER                  Vice President                     HENRY W. WEEKS
Commercial Lending               Vice President                      Commercial Lending                 Assistant Vice President
                                 Loan Servicing                                                         Commercial Lending
JOHN A. BAKER                                                        E. C. WOERNER, III
Senior Vice President            ROBERT J. GRANATA                   Vice President                     LAURA J. CHANDLER
Loan Administration              Vice President                      Commercial Lending                 Personnel Officer
                                 Finance
DIANE FARRELL                                                        WILLIAM G. GABRIELE                LAWRENCE N. GROSS
Senior Vice President            JOHN G. LINDGREN                    Assistant Vice President           Senior Credit Analyst
Marketing                        Vice President                      Business Development Officer
                                 Business Development Officer                                           DIANE TURCHIANO
THOMAS W. GRANT                                                      KRIS D. GRAINGER                   Mortgage Loan Originator
Senior Vice President            LYNN D. MOHLENHOFF                  Assistant Vice President           Residential Lending
Senior Lending Officer           Vice President                      Loan Administration
                                 Retail Sales Manager
Bank Branch Managers
New Milford Savings Bank
===================================================================================================================================

MARGARET A. HALLER               VICKI KITTLESON                     DOLORES MEZO                       KIM PERETTI
Assistant Vice President         Manager                             Manager                            Manager
Manager                          New Preston Office                  Lanesville Office                  Canaan Office
Boardman Terrace Office
                                 CHERYL KRUPINSKI                    JANET S. MICHALEK                  THOMAS V. PROVENZANO
CAMMIE JOSEPH                    Manager                             Assistant Vice President           Manager
Manager                          Kent Office                         Manager                            Southbury Office
Morris Office                                                        Sherman Office
                                 ANITA MAGINELLI                                                        DEBORAH SWENOR
ELAINE JOHNSON                   Manager                             ROSEMARY V. O'CONNELL              Manager
Manager                          Norwalk Office                      Manager                            New Fairfield Office
Brookfield Office                                                    Bridgewater Office
                                 MARY MAILLET                                                           ROSALIE ZENOBIO
                                 Manager                                                                Manager
                                 Sharon Office                                                          Main Office

Corporate Headquarters           Auditors                            Stock Listing                      Annual Meeting
NewMil Bancorp, Inc.             PricewaterhouseCoopers LLP          NewMil Bancorp's common stock is   The Annual Meeting
19 Main Street                   Certified Public Accountants        traded on the Nasdaq National      of the Shareholders of
P.O. Box 600                     100 Pearl Street                    Market tier of The Nasdaq Stock    NewMil Bancorp, Inc.,
New Milford, CT 06776-0600       Hartford, CT 06103                  Market under the symbol NMSB       is scheduled for
Telephone (860) 355-7600                                             (NMIL as of October 1, 2000).      Wednesday,
Fax (860) 354-4171               Transfer Agent-Registrar            The stock is listed in financial   October 25, 2000,
                                 American Stock Transfer &           publications under various         at 9:30 AM at the
Web Page                         Trust Company                       abbreviations such as              Candlewood Valley
www.newmil.com                   59 Maiden Lane                      NewMil Bc.                         Country Club,
--------------                   New York, NY 10007                                                     New Milford, Connecticut.
24 Hour Bank-by-Phone            Telephone (212) 936-5100 or         Form 10-K
(800) 355-6672 or (860) 355-7500 (800) 937-5449                      Copies of NewMil Bancorp's Form
                                                                     10-K filed with the Securities and
                                 For Dividend Reinvestment and       Exchange Commission are available:
                                 Stock Purchase Plan information:    without charge upon written request
                                 Contact American Stock Transfer     to: Shareholder Relations
                                 at the address shown, or call       NewMil Bancorp
                                 (718) 921-8283 or (800) 278-4353.   P.O. Box 1000
                                                                     New Milford, CT 06776-1000


  32
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